



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 6, 2004

Peter J. Sherry, Jr.
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126


04007884

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2004

Re: Ford Motor Company
Incoming letter dated January 15, 2004

Dear Mr. Sherry, Jr.:

This is in response to your letters dated January 15, 2004 and February 3, 2004 concerning the shareholder proposal submitted to Ford by Richard A. Mills. We also have received a letter from the proponent dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard A. Mills
408 Falls of Venice Circle
Venice, FL 34292


Ford Motor Company
RECEIVED
2004 FEB -4 PM 4:52

Peter J. Sherry, Jr.
Secretary

February 3, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Ladies and Gentlemen:

Reference is made to the letter dated January 29, 2004, of Mr. Richard A. Mills (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 15, 2004, regarding the Proponent's shareholder proposal to amend the Company's Restated Certificate of Incorporation (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

The Proponent argues that because substantially similar proposals were included in the Company's proxy materials in 2002 and 2003, the Company is somehow precluded from excluding the Proposal from its 2004 proxy materials. Please note that with regard to the 2002 and 2003 proposals, the Company did not request No-Action relief from the Staff. Of course, the fact that the Company may have voluntarily included substantially similar proposals in prior years has no relevance in determining whether the Proposal is excludable this year. As stated in our letter of January 15, 2004, Ford believes that proper grounds exist to exclude the Proposal in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(8) and respectfully requests the Staff to concur in the exclusion of the Proposal on those grounds.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my officer or me (313-323-2130).

Very truly yours,

[signature]

cc: Richard A. Mills (via Federal Express)

January 29, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Ford Motor Company's Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Reference: Peter Sherry, Jr.'s letter dated January 15, 2004, same subject

To Whom It May Concern:

I respectfully request that the staff of the Division of Corporate Finance of the Securities and Exchange Commission **deny** Ford Motor Company's request (Attachment IV) to allow omission of my stockholder proposal (Attachment I) from Ford's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders to be held May 13, 2004.

It should be noted that this shareholder proposal for 2004 is essentially the same as the proposals I presented at Ford Motor Company's Annual Meetings in 2003 (Attachment II) and 2002 (Attachment III) which received favorable votes of 8.9% and 5.6% respectively. The proposal itself is identical for 2004, 2003 and 2002, only the supporting statements have been revised. The main difference between 2004 and 2003 is the addition of the first paragraph of the supporting statement, which reads as follows:

"Ford has reached a crossroads in its history. Unless the Company can reverse its present course, the long term prospects for Ford's continued success are poor. While Ford's management is finally focused on its core business and is attempting to correct profound problems that our company has faced for many years, a turnaround of our Company is far from assured. I believe the ultimate success of this turnaround effort will be based on exceptionally vigorous oversight by our Board of Directors. Ford's debt has been downgraded to slightly above junk status and profits are meager at best. A majority of the Directors in office during this period of precipitous decline still sit on our Board today. Ford's woeful performance during their tenure speaks for itself. I believe it is critical that Ford replace those directors associated with the failed polices of the past, if the Board is to successfully take the steps necessary to ensure a turnaround."

Also, the following was added near the end of the second paragraph of the supporting statement:

"As shareholders we need to send a powerful mandate to the Board by insisting on greater Director accountability and aligning Directors' interests more closely with shareholders."

Other than these additions to the 2004 supporting statement, the proposal remains unchanged from the proposal I presented in 2003 which was the same as the 2002 proposal except supporting statement..

Sincerely,

Richard A. Mills

Richard A. Mills
408 Falls of Venice Circle
Venice, FL 34292

Attachments

cc: Peter Sherry, Jr.


2004
Proposal



Attachment I

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 408 Falls of Venice Circle, Venice, Florida 34292, who states that he is a Ford Motor Company salaried retiree and the owner of 389 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.

2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

Added for 2004

SUPPORTING STATEMENT:

Ford has reached a crossroads in its history. Unless the Company can reverse its present course, the long term prospects for Ford's continued success are poor. While Ford's management is finally focused on its core business and is attempting to correct profound problems that our company has faced for many years, a turnaround of our Company is far from assured. I believe the ultimate success of this turnaround effort will be based on exceptionally vigorous oversight by our Board of Directors. Ford's debt has been downgraded to slightly above junk status and profits are meager at best. A majority of the Directors in office during this period of precipitous decline still sit on our Board today. Ford's woeful performance during their tenure speaks for itself. I believe it is critical that Ford replace those directors associated with the failed polices of the past , if the Board is to successfully take the steps necessary to ensure a turnaround.

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. I seriously doubt that any of today's nominees for the Board of Directors or any nominees from past years were put on the ballot as a result of a nomination by an independent common stockholder. In my opinion, the Board of Directors has been out to lunch for quite a few years, which is the major reason the Ford Motor Company is in deep trouble today. As shareholders we need to send a powerful mandate to the Board by insisting on greater Director accountability and aligning Directors' interests more closely with shareholders. If you agree, please mark your proxy FOR this proposal.

Added for 2004


2003
Proposal

Attachment II

PROPOSAL 6

Election of Directors by Common and Class B Shareholders

Richard A. Mills, 204 Falls of Venice Circle, Venice, Florida, who is the owner of 1,822 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.
2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

Supporting Statement:

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. I seriously doubt that any of today's nominees for the Board of Directors or any nominees from past years were put on the ballot as a result of a nomination by an independent stockholder. In my opinion, the Board of Directors has been out to lunch for quite a few years, which is the major reason the Ford Motor Company is in deep trouble today. If you agree, please mark your proxy FOR this proposal.

The Board of Directors recommends a Vote "against" Proposal 6.

We believe that this proposal would not result in any appreciable benefit to you or the Company and is, therefore, not in the best interests of you or Ford.

The Company's current practice of nominating and electing directors has proven successful for many years. Further, as described in the proxy statement on page 15, the Nominating and Governance Committee, which is responsible for making recommendations to the Board of Directors on the nominees for director, considers thoroughly all shareholder suggestions for nominees for director, other than self-nominations. Thus, shareholders have available to them a process for presenting proposed nominees to the Nominating and Governance Committee. Furthermore, if adopted, the proposal would take away power from common stock shareholders, rather than give them more power. As described on page 3 of this proxy statement, each director must receive a majority of the votes cast in order to be elected to the Board. As such, the common stock shareholders could elect the entire Board since they have 60% of the overall vote. The proposal would not confer any benefit on the Company or you.

The Board of Directors recommends a Vote "against" Proposal 6.


2002
Proposal


Attachment III
Page 1 of 2

Ford is a large and complex company. Our directors come from a wide array of industries, companies and educational and other institutions, and have a broad range of experience and knowledge. Ford has been well served by its present policy on board and committee membership, which selects nominees for election based on criteria, including overall business experience and specific expertise, and giving due consideration of any relationships with the Company. Any material relationships between Ford and any director are disclosed under SEC rules. (See pp. 19-20 of this proxy statement.)

There are presently three Ford employees on the Board of Directors. Two new independent directors were recently added to the Board — John R. H. Bond and Richard A. Manoogian. Sir John Bond joined the Environmental and Public Policy, the Finance, and the Nominating and Governance Committees, while Mr. Manoogian joined the Compensation Committee. Adoption of this proposal would unduly restrict the candidates available for service on the committees of the Board. It also would exclude from consideration as potential members of board committees candidates who have sound judgment, extensive experience, and a thorough knowledge of the operations of the Company. Additionally, the Company believes the Nominating and Governance Committee greatly benefits from management members who provide valuable insight into present and future leaders of the Company.

Furthermore, in 2000 the SEC adopted new rules and amended its then existing rules which require, among other things, that the Company disclose in its proxy statements whether the Audit Committee members are independent and, if not, disclose certain information regarding any such member. The Company has complied with all such SEC disclosure requirements. All members of the Audit Committee are independent under the definitions of independence governing Audit Committee membership. We believe Ford's current policies regarding the independence of directors are appropriate. Accordingly, the proposal is unnecessary and serves no useful purpose.

The Board of Directors recommends a Vote "against" Proposal 5.

PROPOSAL 6

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 740 Tobin Drive, Apt. 205, Inkster, Michigan, who is the owner of 534 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.
2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.


2002
Proposal 1


Attachment III
Page 2 of 2

Supporting Statement:

It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. Per the March 28, 2000 issue of "Fortune" magazine: "And they (Ford Board of Directors) made sure Nasser understood that in the event of a shootout, the Fords had all the guns." This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company.

The Board of Directors recommends a Vote "against" Proposal 6.

We believe that this proposal would not result in any appreciable benefit to you or the Company and is, therefore, not in the best interests of you or Ford.

The Company's current practice of nominating and electing directors has proven successful for many years. Further, as described in the proxy statement on page 14, the Nominating and Governance Committee, which is responsible for making recommendations to the Board of Directors on the nominees for director, considers thoroughly all shareholder suggestions for nominees for director, other than self-nominations. Thus, shareholders have available to them a process for presenting proposed nominees to the Nominating and Governance Committee. Furthermore, if adopted the proposal would take away power from common stock shareholders, rather than give them more power. As described on page 3 of this proxy statement, each director must receive a majority of the votes cast in order to be elected to the Board. As such, the common stock shareholders could elect the entire Board since they have 60% of the overall vote. The proposal would not confer any benefit on the Company or its shareholders.

The Board of Directors recommends a Vote "against" Proposal 6.

PROPOSAL 7

Independent Committee to Address Ford Family Conflicts

John Chevedden of 2215 Nelson Avenue, Number 205, Redondo Beach, California 90278, on behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust, who own 1,748 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

RESOLVED:

ESTABLISH AN INDEPENDENT COMMITTEE TO ADDRESS FORD FAMILY CONFLICTS OF INTEREST WITH OTHER SHAREHOLDERS

Ford shareholders request a bylaw to establish a committee of independent non-family directors to evaluate and make recommendations regarding any question of conflict of interest between Ford family shareholders and non-family shareholders.

The standard of independence would be modeled on the Council of Institutional Investors standard (*www.cii.org*):

> "A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship."


Attachment IV
Page 1 of 5



Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted form Ford's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's 2004 Annual Meeting of Shareholders is scheduled for May 13, 2004.

Mr. Richard A. Mills, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2004 Proxy Materials a proposal requesting the Company's Board of Directors to consider amending the Company's Restated Certificate of Incorporation in order to change the method of electing directors of the Company (the "Proposal"). The Company proposes to omit the Proposal from its 2004 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(8) because it relates to an election for membership on the Company's board of directors.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials

Attachment IV
Page 2 of 5

on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *AnnTaylor Stores Corporation* (January 12, 2001) (concurring in exclusion of proposal that would have committed the company to full implementation of human rights standards and a program to monitor compliance).

The Proposal is vague, ambiguous and susceptible of various interpretations. The Proposal requests the Board of Directors to consider an amendment to Ford's Restated Certificate of Incorporation in order to grant holders of common stock the right to nominate and elect 60% of the directors of the Company and holders of Class B stock the right to nominate and elect 40% of the Company's directors (see Exhibit 1). The important questions left unanswered by the Proposal include (but are not limited to, as the litany of ambiguities unaddressed by the Proposal is virtually endless):

- How should the Proposal be implemented? That is, how are the holders of common stock and Class B stock to determine their respective nominees? How is the Company to know which nominees will not be challenged by the other members of the class of holders? Will there be separate meetings of each class of stock to vote on nominees? If so, who will pay for these meetings and how will the nominees be vetted? Will the nominees be determined by a plurality of votes or must a nominee receive a majority of the votes? Will there be a general solicitation among the holders of common stock and Class B stock prior to the meeting to select the respective nominees?

- Who will pay for the cost of the proxy materials? Since the Board of Directors will no longer nominate any directors for election, should the Company be required to pay for the proxy solicitation process? Will the cost be split 60/40 among the holders of common stock and Class B stock? If so, how will such holders be billed?

These ambiguities render the Proposal so confusing and uncertain that neither shareholders nor the Company's Board of Directors could be expected to have a common understanding of its mechanics or implications. Shareholders will not understand what it is they are being asked to approve, and the Board would not know how to implement the Proposal if it chose to do so. For these reasons, the Proposal is the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a-8(i)(3).

In addition, the Proposal's Supporting Statement is false and misleading. The Supporting Statement states that adoption of the Proposal "will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company" (see Exhibit 1). Because of the vagueness and ambiguity of the Proposal, it cannot be determined whether or not the Proposal would broaden the diversity of the Board. Indeed, one cannot determine from the Proposal what is meant by "diversity." Does this mean more ethnic, religious, racial, political or economic diversity? Shareholders would be unable to determine what kind


Attachment IV
Page 3 of 5

"diversity" they were supporting and whether the Proposal would accomplish such diversity goals.

Furthermore, directly contrary to the Proponent's assertion, holders of common stock would not be given a far greater voice in determining the direction of the Company. The Company's By-Laws (see Article III, Section 1 of Exhibit 3) and Restated Certificate of Incorporation (see Article Fourth, Sub-Section 1.6 of Exhibit 4) require a majority of votes cast at an annual meeting in order for a director to be elected to the Board. Moreover, holders of common stock and Class B stock vote as a single class in respect of the election of directors. Consequently, the holders of common stock, which the Proponent admits control 60% of the votes of the Company, can elect 100% of the directors of the Company. By adopting the Proposal, the holders of common stock, who would no longer be able to elect directors nominated by the holders of Class B stock, would actually lose a substantial "voice" in the Company's direction. Accordingly, the Supporting Statement is false and misleading and the Proposal can be omitted under Rule 14a-8(i)(3).

The Proposal Relates to an Election for Membership on the Company's Board of Directors

As stated above, the Proposal requests that the method of nominating and electing the Company's directors be changed so that the holders of common stock nominate and elect 60% of the directors of the Company and holders of Class B stock nominate and elect 40% of the Company's directors. Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors ... ." The Commission has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." *See Release No. 34-12598 (July 7, 1976).*

As noted, the Company is given no guidance as to how the holders of common or Class B stock should nominate their respective nominees. It is probable that all the holders of common stock and Class B stock will not agree on the specific nominees to represent the 60% and 40% of the nominated directors, respectively. No process is suggested to resolve such disputes. One group of holders of common stock may want different nominees to be included in the proxy materials than another. Will the Company be put in the position of including more nominees in its proxy materials than seats available on the board? Will there have to be some sort of pre-election by the holders of common stock and Class B stock? Ford has over 1.7 billion shares of common stock outstanding and over 70 million shares of Class B stock outstanding. Is every shareholder entitled to propose a nominee that must be included in the Company's proxy materials or subjected to some sort of "primary" contest? If so, the Company could receive thousands of nominees. This proposal thus presents the likelihood for exactly the kind of contested election proposals that Rule 14a-8(i)(8) was intended to prevent.

The Staff has consistently allowed the exclusion of proposals that have the effect of fostering contested elections for directors or that would establish procedures that would make election contests more likely. *See Citigroup Inc.* (January 21, 2000) *and Citigroup Inc.* (January 31, 2003). The proposals in the *Citigroup* letters required amending the By-


Attachment IV
Page 4 of 5

Laws so that the company would include in its proxy materials the name of a nominee for election to Citigroup's Board chosen by certain stockholders. In both *Citigroup* letters, the Staff stated that the proposals, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Likewise in *Storage Technology Corporation (March 22, 2002)* the Staff granted a no-action letter request to exclude a proposal that would have required the company to amend its By-Laws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. *See also General Motors Corporation* (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Although not dispositive, it is noteworthy that the Proposal would establish a process for shareholder nominees to be included in the Company's Proxy Materials substantially different than, and contrary to, a shareholder nominee process presently under consideration by the Commission. In the Commission's Release No. 34-48626 (October 14, 2003) (the "Proposed Rule"), which addresses the issue of security holder director nominations, the Commission states that it has proposed an amendment to Rule 14a-5 that would require the company, where a security holder director nominee proposal is submitted by a more than 1% security holder who has held the securities for at least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented. The Commission recommended that "pending final action on that proposal, companies make such an identification, both in their interest and in the interest of their security holders."

The Proponent does not propose adoption of the shareholder access procedures contemplated by the Commission in the Proposed Rule, nor does he address how the Proposal and the Proposed Rule, if each were to be adopted, could co-exist. The Proposed Rule would provide certain shareholders the right to nominate a specified number of directors to a company's board where a triggering event has occurred with respect to the company. The Proposed Rule allows an eligible shareholder to propose that a company be subject to the shareholder access procedures of the Proposed Rule. The Proponent does not propose that the Company open its Board nomination process to shareholders in accordance with the procedures outlined in the Proposed Rule. Indeed, the Proposal contemplates that 100% of the board of directors be nominated by the Company's shareholders. In contrast, the Proposed Rule would allow eligible shareholders to nominate only two nominees in the case of Ford, which has a total of 15 directors. Furthermore, the Proponent would not meet the 1% share ownership test contemplated by the Proposed Rule. The Proponent owns approximately 390 shares as a participant in the Company's 401(k) plan (see Attachment II to Exhibit 1). The Company's transfer agent stated that 1,763,151,477 shares of Ford common stock were outstanding as of December 31, 2003 (see Exhibit 2).

The Proponent is attempting to effect a reform in Ford's procedures for electing directors by shareholders that likely would result in contested elections (and that could, in the near future, be contrary to a Commission proxy rule). Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).


Attachment IV
Page 5 of 5

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2004 Proxy Materials on the grounds that it violates Rule 14a-8(i)(3) because it is contrary to Rule 14a-9 prohibiting false and misleading statements in proxy soliciting materials and under Rule 14a-8(i)(8) as a matter relating to an election for membership on the Company's Board of Directors. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2004 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Richard A. Mills (via Federal Express)





Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Richard A. Mills

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted form Ford's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's 2004 Annual Meeting of Shareholders is scheduled for May 13, 2004.

Mr. Richard A. Mills, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2004 Proxy Materials a proposal requesting the Company's Board of Directors to consider amending the Company's Restated Certificate of Incorporation in order to change the method of electing directors of the Company (the "Proposal"). The Company proposes to omit the Proposal from its 2004 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(8) because it relates to an election for membership on the Company's board of directors.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous) and *AnnTaylor Stores Corporation* (January 12, 2001) (concurring in exclusion of proposal that would have committed the company to full implementation of human rights standards and a program to monitor compliance).

The Proposal is vague, ambiguous and susceptible of various interpretations. The Proposal requests the Board of Directors to consider an amendment to Ford's Restated Certificate of Incorporation in order to grant holders of common stock the right to nominate and elect 60% of the directors of the Company and holders of Class B stock the right to nominate and elect 40% of the Company's directors (see Exhibit 1). The important questions left unanswered by the Proposal include (but are not limited to, as the litany of ambiguities unaddressed by the Proposal is virtually endless):

- How should the Proposal be implemented? That is, how are the holders of common stock and Class B stock to determine their respective nominees? How is the Company to know which nominees will not be challenged by the other members of the class of holders? Will there be separate meetings of each class of stock to vote on nominees? If so, who will pay for these meetings and how will the nominees be vetted? Will the nominees be determined by a plurality of votes or must a nominee receive a majority of the votes? Will there be a general solicitation among the holders of common stock and Class B stock prior to the meeting to select the respective nominees?

- Who will pay for the cost of the proxy materials? Since the Board of Directors will no longer nominate any directors for election, should the Company be required to pay for the proxy solicitation process? Will the cost be split 60/40 among the holders of common stock and Class B stock? If so, how will such holders be billed?

These ambiguities render the Proposal so confusing and uncertain that neither shareholders nor the Company's Board of Directors could be expected to have a common understanding of its mechanics or implications. Shareholders will not understand what it is they are being asked to approve, and the Board would not know how to implement the Proposal if it chose to do so. For these reasons, the Proposal is the kind of "inherently vague and indefinite" proposal the Staff has found properly excludable under Rule 14a-8(i)(3).

In addition, the Proposal's Supporting Statement is false and misleading. The Supporting Statement states that adoption of the Proposal "will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company" (see Exhibit 1). Because of the vagueness and ambiguity of the Proposal, it cannot be determined whether or not the Proposal would broaden the diversity of the Board. Indeed, one cannot determine from the Proposal what is meant by "diversity." Does this mean more ethnic, religious, racial, political or economic diversity? Shareholders would be unable to determine what kind



"diversity" they were supporting and whether the Proposal would accomplish such diversity goals.

Furthermore, directly contrary to the Proponent's assertion, holders of common stock would not be given a far greater voice in determining the direction of the Company. The Company's By-Laws (see Article III, Section 1 of Exhibit 3) and Restated Certificate of Incorporation (see Article Fourth, Sub-Section 1.6 of Exhibit 4) require a majority of votes cast at an annual meeting in order for a director to be elected to the Board. Moreover, holders of common stock and Class B stock vote as a single class in respect of the election of directors. Consequently, the holders of common stock, which the Proponent admits control 60% of the votes of the Company, can elect 100% of the directors of the Company. By adopting the Proposal, the holders of common stock, who would no longer be able to elect directors nominated by the holders of Class B stock, would actually lose a substantial "voice" in the Company's direction. Accordingly, the Supporting Statement is false and misleading and the Proposal can be omitted under Rule 14a-8(i)(3).

The Proposal Relates to an Election for Membership on the Company's Board of Directors

As stated above, the Proposal requests that the method of nominating and electing the Company's directors be changed so that the holders of common stock nominate and elect 60% of the directors of the Company and holders of Class B stock nominate and elect 40% of the Company's directors. Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors ... ." The Commission has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." *See Release No. 34-12598 (July 7, 1976).*

As noted, the Company is given no guidance as to how the holders of common or Class B stock should nominate their respective nominees. It is probable that all the holders of common stock and Class B stock will not agree on the specific nominees to represent the 60% and 40% of the nominated directors, respectively. No process is suggested to resolve such disputes. One group of holders of common stock may want different nominees to be included in the proxy materials than another. Will the Company be put in the position of including more nominees in its proxy materials than seats available on the board? Will there have to be some sort of pre-election by the holders of common stock and Class B stock? Ford has over 1.7 billion shares of common stock outstanding and over 70 million shares of Class B stock outstanding. Is every shareholder entitled to propose a nominee that must be included in the Company's proxy materials or subjected to some sort of "primary" contest? If so, the Company could receive thousands of nominees. This proposal thus presents the likelihood for exactly the kind of contested election proposals that Rule 14a-8(i)(8) was intended to prevent.

The Staff has consistently allowed the exclusion of proposals that have the effect of fostering contested elections for directors or that would establish procedures that would make election contests more likely. *See Citigroup Inc.* (January 21, 2000) *and Citigroup Inc.* (January 31, 2003). The proposals in the *Citigroup* letters required amending the By-

Laws so that the company would include in its proxy materials the name of a nominee for election to Citigroup's Board chosen by certain stockholders. In both *Citigroup* letters, the Staff stated that the proposals, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Likewise in *Storage Technology Corporation (March 22, 2002)* the Staff granted a no-action letter request to exclude a proposal that would have required the company to amend its By-Laws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. *See also General Motors Corporation* (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Although not dispositive, it is noteworthy that the Proposal would establish a process for shareholder nominees to be included in the Company's Proxy Materials substantially different than, and contrary to, a shareholder nominee process presently under consideration by the Commission. In the Commission's Release No. 34-48626 (October 14, 2003) (the "Proposed Rule"), which addresses the issue of security holder director nominations, the Commission states that it has proposed an amendment to Rule 14a-5 that would require the company, where a security holder director nominee proposal is submitted by a more than 1% security holder who has held the securities for at least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented. The Commission recommended that "pending final action on that proposal, companies make such an identification, both in their interest and in the interest of their security holders."

The Proponent does not propose adoption of the shareholder access procedures contemplated by the Commission in the Proposed Rule, nor does he address how the Proposal and the Proposed Rule, if each were to be adopted, could co-exist. The Proposed Rule would provide certain shareholders the right to nominate a specified number of directors to a company's board where a triggering event has occurred with respect to the company. The Proposed Rule allows an eligible shareholder to propose that a company be subject to the shareholder access procedures of the Proposed Rule. The Proponent does not propose that the Company open its Board nomination process to shareholders in accordance with the procedures outlined in the Proposed Rule. Indeed, the Proposal contemplates that 100% of the board of directors be nominated by the Company's shareholders. In contrast, the Proposed Rule would allow eligible shareholders to nominate only two nominees in the case of Ford, which has a total of 15 directors. Furthermore, the Proponent would not meet the 1% share ownership test contemplated by the Proposed Rule. The Proponent owns approximately 390 shares as a participant in the Company's 401(k) plan (see Attachment II to Exhibit 1). The Company's transfer agent stated that 1,763,151,477 shares of Ford common stock were outstanding as of December 31, 2003 (see Exhibit 2).

The Proponent is attempting to effect a reform in Ford's procedures for electing directors by shareholders that likely would result in contested elections (and that could, in the near future, be contrary to a Commission proxy rule). Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).



Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2004 Proxy Materials on the grounds that it violates Rule 14a-8(i)(3) because it is contrary to Rule 14a-9 prohibiting false and misleading statements in proxy soliciting materials and under Rule 14a-8(i)(8) as a matter relating to an election for membership on the Company's Board of Directors. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2004 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Richard A. Mills (via Federal Express)

Exhibit 1

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

December 8, 2003

3 DEC 10 P5:16

Mr. Peter Sherry, Jr.
Secretary, Board of Directors
Ford Motor Company
WHQ 12th Floor
The American Road
P.O. Box 1899
Dearborn, Michigan 48121-1899

Subject: Stockholder Proposal for Inclusion in Proxy Material for 2004 Annual Meeting

The purpose of this letter is to inform you that I wish to present a shareholder proposal at the 2004 Annual Meeting of the Ford Motor Company Stockholders which is titled: "Election of Directors by Common Stock and Class B Stock Shareholders " as shown on Attachment I.

I am a Ford Motor Company salaried retiree, and own 389 shares of Ford Stock through the Savings and Stock Investment Plan which I intend to hold through the date of the 2004 Annual Meeting of Ford Motor Company Stockholders, which is expected to be held on May 13, 2004. I have continuously held at least $2,000 in market value of the company's securities for at least one year by the date of submission of this proposal as shown by Attachment II.

If you have any questions, please write me at the address shown below.

Sincerely,

Richard A. Mills

Richard A. Mills
408 Falls of Venice Circle
Venice, Florida 34292-3980

Attachment I

Election of Directors by Common Stock and Class B Stock Shareholders

Richard A. Mills, 408 Falls of Venice Circle, Venice, Florida 34292, who states that he is a Ford Motor Company salaried retiree and the owner of 389 shares of common stock, has informed the Company that he plans to present the following proposal at the meeting:

WHEREAS:

Holders of common stock own 96% of all shares of Ford Stock and have 60% of the general voting power.

Holders of Class B Stock own 4% of all shares of Ford Stock and have 40% of the general voting power.

LET IT BE RESOLVED:

The Ford Board of Directors consider an amendment to Ford's Restated Certificate of Incorporation so as to:

1. Grant the holders of Common Stock the right to nominate and elect 60% of the directors to be elected to the Board of Directors.

2. Grant to the holders of Class B Stock the right to nominate and elect 40% of the directors to be elected to the Board of Directors.

SUPPORTING STATEMENT:

Ford has reached a crossroads in its history. Unless the Company can reverse its present course, the long term prospects for Ford's continued success are poor. While Ford's management is finally focused on its core business and is attempting to correct profound problems that our company has faced for many years, a turnaround of our Company is far from assured. I believe the ultimate success of this turnaround effort will be based on exceptionally vigorous oversight by our Board of Directors. Ford's debt has been downgraded to slightly above junk status and profits are meager at best. A majority of the Directors in office during this period of precipitous decline still sit on our Board today. Ford's woeful performance during their tenure speaks for itself. I believe it is critical that Ford replace those directors associated with the failed polices of the past , if the Board is to successfully take the steps necessary to ensure a turnaround.

This proposal will broaden the diversity of the Board of Directors and give Ford Common Stockholders, who own 96% of all Ford Stock, a far greater voice in the direction of their company. It should be noted that 100% of the current Board of Directors owns Ford Common Stock, however, in my opinion, they are beholden to Class B Stockholders and will do whatever they want them to do. I seriously doubt that any of today's nominees for the Board of Directors or any nominees from past years were put on the ballot as a result of a nomination by an independent common stockholder. In my opinion, the Board of Directors has been out to lunch for quite a few years, which is the major reason the Ford Motor Company is in deep trouble today. As shareholders we need to send a powerful mandate to the Board by insisting on greater Director accountability and aligning Directors' interests more closely with shareholders. If you agree, please mark your proxy FOR this proposal.



Attachment II
Page 1 of 4

Savings and Stock Investment Plan (SSIP)

July 1, 2003 - September 30, 2003

#BWNFXTG

ENV#MG000998
MG 26001 R

RICHARD A MILLS
565 GLEN OAKS DR APT 2B
MUSKEGAN, MI 49442

Customer Service Number: 1-800-544-3333
Representatives are available 8:30 AM to midnight ET.
NetBenefits (via internet http://netbenefits.401k.com) and the automated phone system are available generally 24 hrs.

Your Account Summary

Beginning Balance
Dividends
Interest
Realized Gain / Loss
Unrealized Gain / Loss
Ending Balance



Additional Information
♦ Vested Balance



Your Personal Rate of Return
This Period
Year to Date



Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Your account is currently allocated among the asset classes specified above. The percentages have been rounded.

Your Contribution Percentages as of 10/20/2003

This section displays the percent of compensation you contribute to SSIP.

Contribution %
Pre-Tax
Employee Pre-Tax Catch-Up



After-Tax



Your Contribution Elections as of 10/20/2003

Ford Motor Company matching contributions are invested 100% in the Ford Stock Fund.

Investment	*Pre-Tax*	*Pre-Tax Employee Catch up*
[redacted]		

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Attachment II
Page 2 of 4

Market Value of Your Account

This section displays the value of your account for the period, in both units and dollars.

Investment	Units on 06/30/2003	Units on 09/30/2003	Price on 06/30/2003	Price on 09/30/2003	Market Value on 06/30/2003	Market Value on 09/30/2003
Stock Investments					**$20,568.97**	**$4,198.31**
Ford Stock Fund	5,181.100	1,076.489	$3.97	$3.90	20,568.97	4,198.31
Account Total						

As of September 30, 2003, your units in the Ford Stock Fund represent approximately 389.8149 equivalent shares of Ford Common Stock at $10.77 per share. Remember that you own units of the Ford Stock Fund.

Your Account Activity

This section displays a summary of transactions that occurred in your account during the statement period.



Activity	
Beginning Balance	
Dividends	
Exchanges	
Interest	
Realized Gain / Loss	
Unrealized Gain / Loss	
Ending Balance	

A Message from Ford

Reminder: Age 50 Catch-Up Contributions are now available. Set your catch-up deduction amount via Fidelity NetBenefits (www.401k.com) (click Deductions on the Accounts tab) or call Fidelity to begin contributing and to secure additional information regarding Catch-Up Contributions.

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the 4th quarter of 2003. This dividend is payable on December 1, 2003. Only shares of Ford Common Stock in the Ford Stock Fund at 4:00 p.m. EST one day prior to the ex-dividend date of October 29, 2003 are eligible for the dividend.



Attachment II
Page 3 of 4

Savings and Stock Investment Plan (SSIP)

July 1, 2002 - September 30, 2002

#BWNFXTG

ENV#MG001029
MG 26001 R

RICHARD A MILLS
740 TOBIN DR #205
INKSTER, MI 48141

Customer Service Number: 1-800-544-3333
Representatives are available 8:30 AM to midnight ET.
NetBenefits (via internet http://netbenefits.401k.com) and the automated phone system are available generally 24 hrs.

Your Account Summary

Beginning Balance
Dividends
Interest
Unrealized Gain / Loss
Ending Balance



Additional Information
♦ Vested Balance



Your Personal Rate of Return
This Period
Year to Date

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Your account is currently allocated among the asset classes specified above. The percentages have been rounded.



Your Contribution Percentages as of 10/18/2002

This section displays the percent of compensation you contribute to SSIP.

Contribution %
Pre-Tax 

After-Tax 

Your Contribution Elections as of 10/18/2002

Ford Motor Company matching contributions are invested 100% in the Ford Stock Fund.

Investment	*Pre-Tax*	*Employee*	*Pre-Tax Catch-U*



Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Attachment II
Page 4 of 4

Market Value of Your Account

This section displays the value of your account for the period, in both units and dollars.

Investment	Units on 06/30/2002	Units on 09/30/2002	Price on 06/30/2002	Price on 09/30/2002	Market Value on 06/30/2002	Market Value on 09/30/2002
Stock Investments					**$9,614.07**	**$17,859.19**
Ford Stock Fund	1,674.925	5,030.757	$5.74	$3.55	9,614.07	17,859.19
Account Total						

As of September 30, 2002, your units in the Ford Stock Fund represent approximately 1822.366 equivalent shares of Ford Common Stock at $9.80 per share. Remember that you own units of the Ford Stock Fund.

Your Account Activity

This section displays a summary of transactions that occurred in your account during the statement period.

Activity
Beginning Balance
Dividends
Exchanges
Interest
Unrealized Gain / Loss
Ending Balance



A Message to You:

Terminated or retired employees who have outstanding loans can now make loan repayments electronically rather than using loan coupon books. Please log on to Fidelity NetBenefits (www.401k.com) or speak to a Fidelity representative for additional information.

Reminder: Age 50 Catch-Up Contributions are now available. Set your catch-up deduction amount via Fidelity NetBenefits (www.401k.com) (click Deductions on the Accounts tab) or call Fidelity to begin contributing and to secure additional information regarding Catch-Up Contributions.

A cash dividend of 10 cents per share was declared on the Company's outstanding Common Stock for the 4th quarter of 2002. This dividend is payable on December 2, 2002 to stockholders of record on November 1, 2002. Only shares of Ford Common Stock in the Ford Stock Fund at 4:00 p.m. Eastern Time one day prior to the ex-dividend date of October 30, 2002 are eligible for the dividend.



Peter J. Sherry, Jr.
Secretary

December 19, 2003

Mr. Richard Mills
204 Falls of Venice Circle
Venice, Florida 34292-3944

Re: Shareholder Proposal – 2004 Annual Meeting of Shareholders

Dear Mr. Mills:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of the proposal contained in your letter of December 8, 2003. You request that the proposal relating to the manner in which directors are elected be included in the Company's proxy materials for the 2004 Annual Meeting of Shareholders. We do not need any further evidence of your eligibility to submit a proposal. Please note that Ford reserves the right to seek a No-Action Letter from the SEC in respect of your proposal should grounds exist to exclude it.

If you would like to discuss your proposal, please contact me at (313) 323-2130 or Jerome Zaremba at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

World Headquarters
One American Road, Dearborn, Michigan 48126-2798 USA

Exhibit 2


EQUISERVE

January 8, 2004 via e-mail

Peter Sherry Jr.
Office of General Counsel
c/o Ford Motor Company
One American Road, WHQ, Room 1182
Dearborn, MI 48121

Dear Peter,

As Transfer Agent and Registrar for the Common Stock and certain Preferred Stocks of Ford Motor Company, below is the number of outstanding shares (and Treasury shares where applicable) maintained by EquiServe Trust Company, NA as of December 31, 2003.

Common		
Total Shares Issued and Outstanding as of November 28, 2003		**1,836,949,484**
Shares issued in current month:		
LTIP Awards:		
1985 Plan	0	
1990 Plan	0	
1998 Plan	0	
Stock Options:		
1985 Plan	0	
1990 Plan	0	
1998 Plan	0	
FRN Transactions	0	
Conversions (Capital Trust II.)	0	
Deferred Sup. Comp.	0	
Treasury Shares as of December 31, 2003		**(-73,798,007)**
Shares Outstanding as of December 31, 2003		**1,763,151,477**
Memo: Treasury Shares		
Shares in Treasury as of November 28, 2003		72,393,269
Shares Added to Treasury in Current Month:		
Tax withholding on 1998 LTI Award	54,407	
Open market acquisitions	1,420,302	
Total		**(+1,474,709)**

Shares issued from Treasury in current month:

LTIP Awards:		
1985 Plan	0	
1990 Plan	0	
1988 Plan	0	
1998 Plan	20,177	
Stock Options:		
1985 Plan	0	
1990 Plan	49,794	
1998 Plan	0	
FRN Transaction	0	
Deferred Sup. Comp.	0	
Restricted Stock Plan	0	
Stock Grants	0	
Salaried Employees & Tax-Efficient Saving Plan for Hourly Employees	0	
Total		**(-69,971)**
Shares in Treasury as of **December 31, 2003**		**73,798,007**

Capital Trust 1 9 % Trust Originated Preferred:

Shares outstanding as of **November 28, 2003**	25,273,537
Shares surrendered	0
Shares outstanding as of **December 31, 2003**	**25,273,537**

Capital Trust 11 6.50% Cum. Conv. PFD:

Shares outstanding as of **November 28, 2003**	
Trust Preferred	100,000,000.000
Shares Retired	0
Trust Common	3,092,783.520
Shares outstanding as of December 31, 2003	**103,092,783.520**

If you have any questions about the above information, please do not hesitate to call me at (201) 222-4119.

Very Truly Yours,
Iris P. Smith

Exhibit 3



Ford Motor Company

By-Laws

As Amended Through December 12, 2002

BY-LAWS
OF
FORD MOTOR COMPANY
TABLE OF CONTENTS

Page

ARTICLE I - Offices 1

ARTICLE II - Stockholders 1
Section 1. Annual Meeting 1
Section 2. Special Meetings 1
Section 3. Notice of Meetings 2
Section 4. Quorum 2
Section 5. Organization 2
Section 6. Proxies and Voting 2
Section 7. Stock Lists 2
Section 8. Ratification 3
Section 9. Judges 3

ARTICLE III - Board of Directors 3
Section 1. Number, Term of Office and Eligibility 3
Section 2. Meetings 4
Section 3. Notice of Meetings 4
Section 4. Quorum and Organization of Meetings 4
Section 5. Powers 5
Section 6. Reliance upon Books, Reports and Records 6
Section 7. Compensation of Directors 6

ARTICLE IV - Committees 7
Section 1. Committees of the Board of Directors 7
Section 2. Audit Committee 7
Section 3. Compensation Committee 8
Section 4. Environmental and Public Policy Committee 8
Section 5. Finance Committee 8
Section 6. Nominating and Governance Committee 8
Section 7. Other Committees 9
Section 8. Rules and Procedures 9
Section 9. Application of Article 9

ARTICLE V - Officers 9
Section 1. Officers 9
Section 2. Chairman of the Board of Directors and Chief Executive Officer 10
Section 3. President and Chief Operating Officer 10
Section 4. Vice Chairmen of the Company, Executive Vice Presidents, Group Vice Presidents and Vice Presidents 10
Section 5. Treasurer and Assistant Treasurer 11
Section 6. Secretary and Assistant Secretary 11
Section 7. General Counsel 12
Section 8. Controller 12

Section 9. Salaries 12

ARTICLE VI - Resignations, Removals and Vacancies 12
Section 1. Resignations 12
Section 2. Removals 12
Section 3. Vacancies 13

ARTICLE VII - Capital Stock - Dividends - Seal 13
Section 1. Certificates of Shares; Uncertificated Shares 13
Section 2. Addresses of Stockholders 13
Section 3. Lost, Destroyed or Stolen Certificate 14
Section 4. Fixing a Record Date 14
Section 5. Regulations 14
Section 6. Corporate Seal 14

ARTICLE VIII - Execution of Contracts and Other Documents 15
Section 1. Contracts, etc. 15
Section 2. Checks, Drafts, etc. 15

ARTICLE IX - Fiscal Year 15

ARTICLE X - Miscellaneous 15
Section 1. Original Stock Ledger 15
Section 2. Notices and Waivers Thereof 16
Section 3. Voting upon Stocks 16

ARTICLE XI - Amendments 17

BY-LAWS

OF

FORD MOTOR COMPANY

ARTICLE I

OFFICES

The registered office of the Company shall be in the City of Wilmington, County of New Castle, State of Delaware. The Company may also have an office in the City of Dearborn, State of Michigan, and at such other places as the Board of Directors may from time to time determine or as the business of the Company may require. The books and records of the Company may be kept (except as otherwise provided by law) at the office of the Company in the City of Dearborn, State of Michigan, outside of the State of Delaware, or at such other places as from time to time may be determined by the Board of Directors.

ARTICLE II

STOCKHOLDERS

Section 1. Annual Meeting.

Unless otherwise determined by the Board of Directors, the annual meeting of the stockholders for the purpose of electing directors and of transacting such other business as may come before it shall be held in the City of Detroit, State of Michigan, on the second Thursday of May in each and every year, if not a legal holiday, and if a legal holiday then on the next day not a legal holiday. The Board of Directors shall, by resolution duly adopted, fix the place within the City of Detroit, Michigan, or elsewhere if so determined, the time, and the date (if different from that described above) for the holding of each such meeting. At least twenty (20) days' notice shall be given to each stockholder entitled to vote at such meeting of the place, date and time for the meeting.

Section 2. Special Meetings.

Special meetings of the stockholders shall be held at the office of the Company in the City of Dearborn, State of Michigan, unless otherwise determined by resolution of the stockholders or of the Board of Directors, whenever called in the manner required by law for purposes as to which there are special statutory provisions, and for other purposes whenever called by the Chairman of the Board of Directors or the President, or by resolution of the Board of Directors, and whenever the holders of thirty percent (30%) or more of the total number of outstanding shares of any class of stock the holders of which are entitled to vote on every matter that is to be voted on without regard to class at such meeting shall file with the Secretary a written application for such meeting stating the time and purpose thereof.

Section 3. Notice of Meetings.

Except as otherwise provided by law, at least twenty (20) days' notice of stockholders' meetings stating the time and place and the objects thereof shall be given by the Chairman of the Board of Directors, the President or the Secretary to stockholders of record having voting power in respect of the business to be transacted thereat. No business other than that stated in the notice shall be transacted at any meeting.

Section 4. Quorum.

At any meeting of the stockholders the number of shares the holders of which shall be present or represented by proxy in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business shall be as expressly provided in Article FOURTH of the Certificate of Incorporation, as amended. At any meeting of stockholders at which a quorum is not present, the holders of shares entitled to cast a majority of all of the votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3 of said Article FOURTH) which could be cast at such meeting by the holders of outstanding shares of stock of the Company who are present in person or by proxy and who are entitled to vote on every matter that is to be voted on without regard to class at such meeting may adjourn the meeting from time to time.

Section 5. Organization.

The Chairman of the Board of Directors shall act as chairman of meetings of the stockholders. The Board of Directors may designate any other officer or director of the Company to act as chairman of any meeting in the absence of the Chairman of the Board of Directors, and the Board of Directors may further provide for determining who shall act as chairman of any stockholders meeting in the absence of the Chairman of the Board of Directors and such designee.

The Secretary of the Company shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary the presiding officer may appoint any other person to act as secretary of any meeting.

Section 6. Proxies and Voting.

Every stockholder entitled to vote at any meeting may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedures established for the meeting. No proxy shall be voted after three years from its date unless such proxy provides expressly for a longer period. Shares of the Company's stock belonging to the Company shall not be voted upon directly or indirectly.

Section 7. Stock Lists.

A complete list of stockholders entitled to vote at any meeting of stockholders shall be prepared, in alphabetical order by class, by the Secretary and shall be open to the examination of any stockholder, at the place where the meeting is to be held, for at least ten days before the meeting and during the whole time of the meeting.

Section 8. Ratification.

Any transaction questioned in any stockholders' derivative suit, or any other suit to enforce alleged rights of the Company or any of its stockholders, on the ground of lack of authority, defective or irregular execution, adverse interest of any director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting may be approved, ratified and confirmed before or after judgment by the Board of Directors or by the holders of Common Stock and the holders of Class B Stock voting as provided in subsection 1.6 of Article FOURTH of the Certificate of Incorporation, as amended, and, if so approved, ratified or confirmed, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said approval, ratification or confirmation shall be binding upon the Company and all of its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

Section 9. Judges.

All votes by ballot at any meeting of stockholders shall be conducted by two judges appointed for the purpose either by the directors or by the meeting. The judges shall decide upon the qualifications of voters, count the votes and declare the result.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Number, Term of Office and Eligibility.

Except as provided by the laws of the State of Delaware or by the Certificate of Incorporation, as amended, the business and the property of the Company shall be managed by or under the direction of a Board of not less than ten and not more than twenty directors, the exact number of which shall be fixed from time to time by resolution of the Board. Each director shall be elected annually by ballot by the holders of Common Stock and the holders of Class B Stock voting as provided in subsection 1.6 of Article FOURTH of the Certificate of Incorporation, as amended, at the annual meeting of stockholders, to serve until his or her successor shall have been elected and shall have qualified, except as provided in this Section. No person may be elected or re-elected a director of the Company if at the time of his or her election or re-election he or she shall have attained the age of seventy-two years, and the term of any director who shall have attained such age while serving as a director shall terminate as of the time of the first annual meeting of stockholders following his or her seventy-second birthday; provided, however, that the Board by resolution may waive such age limitation in any year and from year to year with respect to any director or directors.

Section 2. Meetings.

The directors may hold their meetings outside of the State of Delaware, at the office of the Company in the City of Dearborn, State of Michigan, or at such other place as from time to time they may determine.

The annual meeting of the Board of Directors, for the election of officers and the transaction of other business, shall be held at the World Headquarters of the Company in Dearborn, Michigan, on the same day as, and as soon as practicable following, the annual meeting of stockholders, or at such other time or place as shall be determined by the Board of Directors at its regular meeting next preceding said annual meeting of stockholders. No notice of said annual meeting of the Board of Directors shall be required to be given to the directors.

Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by the Board of Directors.

Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board of Directors or the President or by one-third of the directors then in office.

Section 3. Notice of Meetings.

The Secretary or an Assistant Secretary shall give notice of the time and place of holding of meetings of the Board of Directors (excepting the annual meeting of directors) by mailing such notice not later than during the second day preceding the day on which such meeting is to be held, or by sending a cablegram, facsimile transmission, mailgram, radiogram, telegram or other form of recorded communication containing such notice or delivering such notice personally or by telephone not later than during the first day preceding the day on which such meeting is to be held to each director. Unless otherwise stated in the notice thereof any and all business may be transacted at any meeting.

Section 4. Quorum and Organization of Meetings.

A third of the total number of members of the Board of Directors as constituted from time to time, but in no event less than three, shall constitute a quorum for the transaction of business; but if at any meeting of the Board of Directors, there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice or waiver. Except as otherwise provided by law or by the Certificate of Incorporation, as amended, or by these By-Laws, a majority of the directors present at any duly constituted meeting may decide any question brought before such meeting.

The Board of Directors shall elect one of its members to be Chairman of the Board of Directors. The Chairman of the Board of Directors shall lead the Board of Directors in fulfilling its responsibilities as set forth in these By-Laws, including its responsibility to oversee the performance of the Company, and shall determine the agenda and perform all other duties and exercise all other powers which are or from time to time may be delegated to him or her by the Board of Directors.

Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the President, or in the absence of the Chairman of the Board of Directors and the President by such other person as the Board of Directors may designate or the members present may select.

Section 5. Powers.

In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors shall have and may exercise all such powers of the Company and do all such lawful acts and things that are not by statute or by the Certificate of Incorporation, as amended, or by these By-Laws directed or required to be exercised or done by the stockholders. Without prejudice to or limitation of such general powers and any other powers conferred by statute, or by the Certificate of Incorporation, as amended, or by these By-Laws, the Board of Directors shall have the following powers:

(1) To determine, subject to the requirements of law and of Section 5 of Article FOURTH of the Certificate of Incorporation, as amended, what, if any, dividends shall be declared and paid to the stockholders out of net profits, current or accumulated, or out of surplus or other assets of the Company available for dividends.

(2) To fix, and from time to time to vary, the amount of working capital of the Company, and to set aside from time to time out of net profits, current or accumulated, or surplus of the Company such amount or amounts as they in their discretion may deem necessary and proper as, or as a safeguard to the maintenance of, working capital, as a reserve for contingencies, as a reserve for repairs, maintenance, or rehabilitation, or as a reserve for revaluation of profits of the Company or for such other proper purpose as may in the opinion of the directors be in the best interests of the Company; and in their sole discretion to abolish or modify any such provision for working capital or any such reserve, and to credit the amount thereof to net profits, current or accumulated, or to the surplus of the Company.

(3) To purchase, or otherwise acquire for the Company, any business, property, rights or privileges which the Company may at the time be authorized to acquire, at such price or consideration and generally on such terms and conditions as they think fit; and at their discretion to pay therefor either wholly or partly in money, stock, bonds, debentures or other securities of the Company.

(4) To create, make and issue mortgages, bonds, deeds of trust, trust agreements or negotiable or transferable instruments or securities, secured by mortgage or otherwise, and to do every other act and thing necessary to effect the same.

(5) To appoint any person or corporation to accept and hold in trust for the Company any property belonging to the Company, or in which it is interested, or for any other purpose, and to execute such deeds and do all things requisite in relation to any such trust.

(6) To delegate any of the powers of the Board in the course of the business of the Company to any officer, employee or agent, and to appoint any person the agent of the Company, with such powers (including the power to subdelegate) and upon such terms as the Board may think fit.

(7) To remove any officer of the Company with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being.

(8) To confer upon any officer of the Company the power to appoint, remove and suspend subordinate officers, agents and employees.

(9) To determine who shall be authorized on the Company's behalf, either generally or specifically, to make and sign bills, notes, acceptances, endorsements, checks, releases, receipts, contracts, conveyances, and all other written instruments executed on behalf of the Company.

(10) To make and change regulations, not inconsistent with these By-Laws, for the management of the Company's business and affairs.

(11) To adopt and, unless otherwise provided therein, to amend and repeal, from time to time, a bonus or supplemental compensation plan for employees (including employees who are officers or directors) of the Company or any subsidiary. Power to construe, interpret, administer, modify or suspend such plan shall be vested in the Board of Directors or a committee thereof.

(12) To adopt a retirement plan, or plans, for the purpose of making retirement payments to employees (including employees who are officers or directors) of the Company or of any subsidiary thereof; and to adopt a group insurance plan, or plans, for the purpose of enabling employees (including employees who are officers or directors) of the Company or of any subsidiary thereof to acquire insurance protection; any such retirement plan or insurance plan, unless otherwise provided therein, shall be subject to amendment or revocation by the Board of Directors.

Section 6. Reliance upon Books, Reports and Records.

Each director, each member of any committee designated by the Board of Directors and each officer, in the performance of his or her duties, shall be fully protected in relying in good faith upon the books of account or reports made to the Company by any of its officials, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by any such committee, or in relying in good faith upon other records of the Company.

Section 7. Compensation of Directors.

Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, services as Chairman of the Board of Directors, or members of committees of the directors or as chairmen thereof; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefor.

ARTICLE IV

COMMITTEES

Section 1. Committees of the Board of Directors.

There are hereby established as committees of the Board of Directors an Audit Committee, a Compensation Committee, an Environmental and Public Policy Committee, a Finance Committee, and a Nominating and Governance Committee, each of which shall have the powers and functions set forth in Sections 2, 3, 4, 5, and 6 hereof, respectively, and such additional powers as may be delegated to it by the Board of Directors. The Board of Directors may from time to time establish additional standing committees or special committees of the Board of Directors, each of which shall have such powers and functions as may be delegated to it by the Board of Directors. The Board of Directors may abolish any committee established by or pursuant to this Section 1 as it may deem advisable. Each such committee shall consist of one or more directors, the exact number being determined from time to time by the Board of Directors; provided, however, that membership on the Audit Committee and on the Compensation Committee shall be limited to directors who are not officers or employees of the Company. Designations of the Chairman and members of each such committee, and, if desired, a Vice Chairman and alternates for members, shall be made by the Board of Directors. Each such committee shall have a secretary who shall be designated by its chairman. A vice chairman of a committee shall act as the chairman of the committee in the absence or disability of the chairman.

Section 2. Audit Committee.

The Audit Committee shall select and engage, on behalf of the Company, independent public accountants to (1) audit the books of account and other corporate records of the Company and (2) perform such other duties as the Committee may from time to time prescribe. The Committee shall transmit financial statements certified by such independent public accountants to the Board of Directors after the close of each fiscal year. The selection of independent public accountants for each fiscal year shall be made in advance of the annual meeting of stockholders in such fiscal year and shall be submitted for ratification or rejection at such meeting. The Committee shall confer with such accountants and review and approve the scope of the audit of the books of account and other corporate records of the Company. The Committee shall have the power to confer with and direct the officers of the Company to the extent necessary to review the internal controls, accounting practices, financial structure and financial reporting of the Company. From time to time the Committee shall report to and advise the Board of Directors concerning the results of its consultation and review and such other matters relating to the internal controls, accounting practices, financial structure and financial reporting of the Company as the Committee believes merit review by the Board of Directors. The Committee also shall perform such other functions and exercise such other powers as may be delegated to it from time to time by the Board of Directors.

Section 3. Compensation Committee.

The Compensation Committee shall fix from time to time the salaries of members of the Board of Directors who are officers or employees of the Company, the President, and of any and all Vice Chairmen of the Company, Executive Vice Presidents, Group Vice Presidents and Vice Presidents of the Company. It also shall perform such functions as may be delegated to it under the provisions of any bonus, supplemental compensation, special compensation or stock option plan of the Company.

Section 4. Environmental and Public Policy Committee.

The Environmental and Public Policy Committee shall review all aspects of the Company's policies and practices that relate to environmental, public policy and corporate citizenship considerations facing the Company worldwide. From time to time the Committee shall report and make recommendations to the Board of Directors concerning the results of its review and such other matters relating to the foregoing matters as the Committee believes merit consideration by the Board of Directors. The Committee also shall perform such other functions and exercise such other powers as may be delegated to it from time to time by the Board of Directors.

Section 5. Finance Committee.

The Finance Committee shall review all aspects of the Company's policies and practices that relate to the management of the financial affairs of the Company, not inconsistent, however, with law or with such specific directions as to the conduct of affairs as shall have been given by the Board of Directors. The Committee also shall perform such other functions and exercise such other powers as may be delegated to it from time to time by the Board of Directors. From time to time the Committee shall report and make recommendations to the Board of Directors concerning the results of its review and such other matters relating to the foregoing matters as the Committee believes merit consideration by the Board of Directors.

Section 6. Nominating and Governance Committee.

The Nominating and Governance Committee from time to time shall consider and make recommendations to the Board of Directors, to the Chairman of the Board of Directors and to the President with respect to the management organization of the Company, the nominations or elections of directors and officers of the Company, senior management succession plans and the appointments of such other employees of the Company as shall be referred to the Committee.

The Committee from time to time shall consider the size, composition and functioning of the Board of Directors and make recommendations to the Board of Directors with respect to such matters. Prior to the annual meeting of stockholders each year, and prior to any special meeting of stockholders at which a director is to be elected, the Committee shall recommend to the Board of Directors persons proposed to constitute the nominees whose election at such meeting will be recommended by the Board of Directors.

The authority vested in the Committee by this section shall not derogate from the power of individual members of the Board of Directors to recommend or place in nomination persons other than those recommended by the Committee.

The Committee also shall perform such other functions and exercise such other powers as may be delegated to it from time to time by the Board of Directors.

Section 7. Other Committees.

The Board of Directors, or any committee, officer or employee of the Company may establish additional standing committees or special committees to serve in an advisory capacity or in such other capacities as may be permitted by law, by the Certificate of Incorporation and by the By-Laws. The members of any such committee need not be members of the Board of Directors. Any committee established pursuant to this Section 7 may be abolished by the person or body by whom it was established as he, she or it may deem advisable. Each such committee shall consist of two or more members, the exact number being determined from time to time by such person or body. Designations of members of each such committee and, if desired, alternates for members, shall be made by such person or body, at whose will all such members and alternates shall serve. The chairman of each such committee shall be designated by such person or body. Each such committee shall have a secretary who shall be designated by the chairman.

Section 8. Rules and Procedures.

Each committee may fix its own rules and procedures and shall meet at such times and places as may be provided by such rules, by resolution of the committee, or by call of the chairman or vice chairman. Notice of meeting of each committee, other than of regular meetings provided for by its rules or resolutions, shall be given to committee members. The presence of one-third of its members, but not less than two, shall constitute a quorum of any committee, and all questions shall be decided by a majority vote of the members present at the meeting. All action taken at each committee meeting shall be recorded in minutes of the meeting.

Section 9. Application of Article.

Whenever any provision of any other document relating to any committee of the Company named therein shall be in conflict with any provision of this Article IV, the provisions of this Article IV shall govern, except that if such other document shall have been approved by the stockholders, voting as provided in the Certificate of Incorporation, or by the Board of Directors, the provisions of such other document shall govern.

ARTICLE V

OFFICERS

Section 1. Officers.

The officers of the Company shall be a Chairman of the Board of Directors and a President, who shall be chosen from among the directors, and may also include one or more

Vice Chairmen of the Company, one or more Executive Vice Presidents, one or more Group Vice Presidents, one or more Vice Presidents, a Treasurer, a Controller and a Secretary, each of whom shall be elected by the Board of Directors to hold office until his or her successor shall have been chosen and shall have qualified. The Board of Directors may elect or appoint one or more Assistant Treasurers, one or more Assistant Secretaries, and such other officers as it may deem necessary, or desirable, each of whom shall have such authority, shall perform such duties and shall hold office for such term as may be prescribed by the Board of Directors from time to time. Any person may hold at one time more than one office.

Section 2. Chairman of the Board of Directors and Chief Executive Officer.

The Chairman of the Board of Directors shall be the Chief Executive Officer of the Company. Subject to the provisions of these By-Laws and to the direction of the Board of Directors, he or she shall have ultimate authority for decisions relating to the general management and control of the affairs and business of the Company and shall perform all other duties and exercise all other powers commonly incident to the position of Chief Executive Officer or which are or from time to time may be delegated to him or her by the Board of Directors, or which are or may at any time be authorized or required by law. He or she may redelegate from time to time and to the full extent permitted by law, in writing, to officers or employees of the Company any or all of such duties and powers, and any such redelegation may be either general or specific. Whenever he or she so shall delegate any of his or her authority, he or she shall file a copy of the redelegation with the Secretary of the Company.

Section 3. President and Chief Operating Officer.

The President shall be the Chief Operating Officer of the Company. Subject to the provisions of these By-Laws and to the direction of the Board of Directors and of the Chief Executive Officer, he or she shall have such powers and shall perform such duties as from time to time may be delegated to him or her by the Board of Directors or by the Chief Executive Officer, or which are or may at any time be authorized or required by law. In the absence or disability of the Chairman of the Board of Directors, or in the event of, and during the period of, a vacancy in such office, he or she shall be the Chief Executive Officer.

Section 4. Vice Chairmen of the Company, Executive Vice Presidents, Group Vice Presidents and Vice Presidents.

Each of the Vice Chairmen of the Company, each of the Executive Vice Presidents, each of the Group Vice Presidents and each of the other Vice Presidents shall have such powers and shall perform such duties as may be delegated to him or her by the Board of Directors, by the Chairman of the Board of Directors or by the President.

In addition, the Board of Directors shall designate one of the Vice Chairmen of the Company, Executive Vice Presidents, Group Vice Presidents, or Vice Presidents as the Chief Financial Officer, who, among his or her other powers and duties, shall provide and maintain, subject to the direction of the Board of Directors and the Finance Committee, financial and accounting controls over the business and affairs of the Company. Such office shall maintain, among others, adequate records of the assets, liabilities and financial transactions of the Company, and shall direct the preparation of financial statements, reports and analyses. The Chief Financial Officer shall perform such other duties and exercise such other powers as are incident to such functions, subject to the control of the Board of Directors.

Section 5. Treasurer and Assistant Treasurer.

The Treasurer, subject to the direction of the Board of Directors, shall have the care and custody of all funds and securities which may come into his or her hands. When necessary or proper he or she shall endorse on behalf of the Company, for collection, checks, notes and other obligations, and shall deposit all funds of the Company in such banks or other depositaries as may be designated by the Board of Directors or by such officers or employees as may be authorized by the Board of Directors so to designate. He or she shall perform all acts incident to the office of Treasurer, subject to the control of the Board of Directors. He or she may be required to give a bond for the faithful discharge of his or her duties, in such sum and upon such conditions as the Board of Directors may require.

At the request of the Treasurer, any Assistant Treasurer, in the case of the absence or inability to act of the Treasurer, temporarily may act in his or her place. In the case of the death of the Treasurer, or in the case of his or her absence or inability to act without having designated an Assistant Treasurer to act temporarily in his or her place, the Assistant Treasurer so to perform the duties of the Treasurer shall be designated by the Chairman of the Board of Directors, the President, a Vice Chairman of the Company or an Executive Vice President.

Section 6. Secretary and Assistant Secretary.

The Secretary shall keep the minutes of the meetings of the stockholders and of the Board of Directors, and, when required, the minutes of meetings of the committees, and shall be responsible for the custody of all such minutes. Subject to the direction of the Board of Directors, the Secretary shall have custody of the stock ledgers and documents of the Company. He or she shall have custody of the corporate seal and shall affix and attest such seal to any instrument whose execution under seal shall have been duly authorized. He or she shall give notice of meetings and, subject to the direction of the Board of Directors, shall perform all other duties and enjoy all other powers commonly incident to his or her office.

At the request of the Secretary, any Assistant Secretary, in the case of the absence or inability to act of the Secretary, temporarily may act in his or her place. In the case of the death of the Secretary, or in the case of his or her absence or inability to act without having designated an Assistant Secretary to act temporarily in his or her place, the Assistant Secretary or other person so to perform the duties of the Secretary shall be designated by the Chairman of the Board of Directors, the President, a Vice Chairman of the Company or an Executive Vice President.

Section 7. General Counsel.

The Company may have a General Counsel who shall be appointed by the Board of Directors and who shall have general supervision of all matters of a legal nature concerning the Company.

Section 8. Controller.

The Controller shall have such powers and shall perform such duties as may be delegated to him or her by the Board of Directors, the Chairman of the Board of Directors, the President, or the appropriate Vice Chairman of the Company, Executive Vice President, Group Vice President or Vice President.

Section 9. Salaries.

Salaries of officers, agents or employees shall be fixed from time to time by the Board of Directors or by such committee or committees, or person or persons, if any, to whom such power shall have been delegated by the Board of Directors. An employment contract, whether with an officer, agent or employee, if expressly approved or specifically authorized by the Board of Directors, may fix a term of employment thereunder; and such contract, if so approved or authorized, shall be valid and binding upon the Company in accordance with the terms thereof, provided that this provision shall not limit or restrict in any way the right of the Company at any time to remove from office, discharge or terminate the employment of any such officer, agent or employee prior to the expiration of the term of employment under any such contract, except that the Company shall not thereby be relieved of any continuing liability for salary or other compensation provided for in such contract.

ARTICLE VI

RESIGNATIONS, REMOVALS AND VACANCIES

Section 1. Resignations.

Any director, officer or agent of the Company, or any member of any committee, may resign at any time by giving written notice to the Board of Directors, to the Chairman of the Board of Directors, to the President or to the Secretary of the Company. Any such resignation shall take effect at the time specified therein, or if the time be not specified therein, then upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective.

Section 2. Removals.

At any meeting thereof called for the purpose, the holders of Common Stock and the holders of Class B Stock voting as provided in subsection 1.6 of Article FOURTH of the Certificate of Incorporation, as amended, may remove from office or terminate the employment of any director, officer or agent with or without cause; and the Board of Directors, by vote of not less than a majority of the entire Board at any meeting thereof called for the purpose, may, at any time, remove from office or terminate the employment of any officer, agent or member of any committee.

Section 3. Vacancies.

Subject to the last sentence of Section 1 of Article III, any vacancy in the office of any director, officer or agent through death, resignation, removal, disqualification, increase in the number of directors or other cause may be filled by the Board of Directors (in the case of vacancies in the Board, by the affirmative vote of a majority of the directors then in office, even though less than a quorum remains) and the person so elected shall hold office until his or her successor shall have been elected and shall have qualified.

ARTICLE VII

CAPITAL STOCK-DIVIDENDS-SEAL

Section 1. Certificates of Shares; Uncertificated Shares

The shares of capital stock of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate in such form, not inconsistent with the Certificate of Incorporation, as amended, as shall be approved by the Board of Directors. The certificates shall be signed by the Chairman of the Board of Directors, the President, a Vice Chairman of the Company, an Executive Vice President, a Group Vice President or a Vice President, and also by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Any and all signatures may be facsimiles.

All certificates shall bear the name of the person owning the shares represented thereby, shall state the number of shares represented by such certificate and the date of issue; and such information shall be entered in the Company's original stock ledger.

Section 2. Addresses of Stockholders.

It shall be the duty of every stockholder to notify the Company of his or her post office address and of any change therein. The latest address furnished by each stockholder shall be entered on the original stock ledger of the Company and the latest address appearing on such original stock ledger shall be deemed conclusively to be the post office address and the last-known post office address of such stockholder. If any stockholder shall fail to notify the Company of his or her post office address, it shall be sufficient to send corporate notices to such stockholder at the address, if any, understood by the Secretary to be his or her post office address, or in the absence of such address, to such stockholder, at the General Post Office in the City of Wilmington, State of Delaware.

Section 3. Lost, Destroyed or Stolen Certificate.

Any person claiming a stock certificate in lieu of one lost, destroyed or stolen, shall give the Company an affidavit as to his, her or its ownership of the certificate and of the facts which go to prove that it has been lost, destroyed or stolen. If required by the Board of Directors, he, she or it also shall give the Company a bond, in such form as may be approved by the Board of Directors, sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss of the certificate or the issuance of a new certificate.

Section 4. Fixing a Record Date.

The Board of Directors may fix in advance a date not exceeding (i) sixty (60) days preceding the date of any meeting of stockholders, or the date for payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of stock shall go into effect (other than conversions or exchanges pursuant to Sections 2, 3 or 4 of Article FOURTH of the Certificate of Incorporation, as amended), as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting and any adjournment thereof, or entitled to payment of any such dividend or to any such allotment of rights or to exercise the rights in respect of any such change, or conversion or exchange of stock (other than conversions or exchanges pursuant to Sections 2, 3 or 4 of Article FOURTH of the Certificate of Incorporation, as amended), or (ii), ten (10) days after adoption of the resolution fixing such date, as a record date for the determination of the stockholders entitled to consent in writing to corporate action; and in any such case, such stockholders and only such stockholders, as shall be stockholders of record on the date so fixed, shall be entitled, subject to the provisions of Article FOURTH of the Certificate of Incorporation, as amended, to such notice of and to vote at such meeting and any adjournment thereof or to receive payment of such dividend or to receive such allotment of rights or to exercise such rights or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Company after such record date.

Section 5. Regulations.

The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent with any of the provisions of Sections 2, 3, 4 or 5 of Article FOURTH of the Certificate of Incorporation, as amended, as it may deem expedient, concerning the issue, transfer and registration of certificates for shares of the stock of the Company.

Section 6. Corporate Seal.

The corporate seal shall have inscribed thereon the name of the Company, the year of its organization, and the words "Corporate Seal" and "Delaware." If and when so authorized by the Board of Directors, a duplicate of the seal may be kept and used by the Secretary or Treasurer or by any Assistant Secretary or Assistant Treasurer.

ARTICLE VIII

EXECUTION OF CONTRACTS AND OTHER DOCUMENTS

Section 1. Contracts, etc.

Except as otherwise prescribed in these By-Laws, such officers, employees or agents of the Company as shall be specified by the Board of Directors shall sign, in the name and on behalf of the Company, all deeds, bonds, contracts, mortgages and other instruments or documents, the execution of which shall be authorized by the Board of Directors; and such authority may be general or confined to specific instances. Except as so authorized by the Board of Directors, no officer, agent or employee of the Company shall have power or authority to bind the Company by any contract or engagement or to pledge, mortgage, sell or otherwise dispose of its credit or any of its property or to render it pecuniarily liable for any purpose or in any amount.

Section 2. Checks, Drafts, etc.

Except as otherwise provided in these By-Laws, all checks, drafts, notes, bonds, bills of exchange or other orders, instruments or obligations for the payment of money shall be signed by such officer or officers, employee or employees, or agent or agents, as the Board of Directors shall by resolution direct. The Board of Directors may, in its discretion, also provide by resolution for the countersignature or registration of any or all such orders, instruments or obligations for the payment of money.

ARTICLE IX

FISCAL YEAR

The fiscal year of the Company shall begin the first day of January in each year.

ARTICLE X

MISCELLANEOUS

Section 1. Original Stock Ledger.

As used in these By-Laws and in the Certificate of Incorporation, as amended, the words "original stock ledger" shall mean the record maintained by the Secretary of the Company of the name and address of each of the holders of shares of any class of stock of the Company, and the number of shares and the numbers of the certificates for such shares held by each of them, taking into account transfers at the time made by and recorded on the transfer sheets of each of the Transfer Agents of the Company although such transfers may not then have been posted in the record maintained by the Secretary.

Section 2. Notices and Waivers Thereof.

Whenever any notice whatever is required by these By-Laws or by the Certificate of Incorporation, as amended, or by any of the laws of the State of Delaware to be given to any stockholder, director or officer, such notice, except as otherwise provided by the laws of the State of Delaware, may be given personally or by telephone or be given by cablegram, facsimile transmission, mailgram, radiogram, telegram or other form of recorded communication, addressed to such stockholder at the address set forth as provided in Section 2 of Article VII, or to such director or officer at his or her Company location, if any, or at such address as appears on the books of the Company, or the notice may be given in writing by depositing the same in a post office, or in a regularly maintained letter box, in a postpaid, sealed wrapper addressed to such stockholder at the address set forth in Section 2 of Article VII, or to such director or officer at his or her Company location, if any, or such address as appears on the books of the Company.

Any notice given by cablegram, mailgram, radiogram or telegram shall be deemed to have been given when it shall have been delivered for transmission. Any notice given by facsimile transmission or other form of recorded communication shall be deemed to have been given when it shall have been transmitted. Any notice given by mail shall be deemed to have been given when it shall have been mailed.

A waiver of any such notice in writing, including by cablegram, facsimile transmission, mailgram or telegram, signed or dispatched by the person entitled to such notice or by his or her duly authorized attorney, whether before or after the time stated therein, shall be deemed equivalent to the notice required to be given, and the presence at any meeting of any person entitled to notice thereof shall be deemed a waiver of such notice as to such person.

Section 3. Voting upon Stocks.

The Board of Directors (whose authorization in this connection shall be necessary in all cases) may from time to time appoint an attorney or attorneys or agent or agents of the Company, or may at any time or from time to time authorize the Chairman of the Board of Directors, the President, any Vice Chairman of the Company, any Executive Vice President, any Group Vice President, any Vice President, the Treasurer or the Secretary to appoint an attorney or attorneys or agent or agents of the Company, in the name and on behalf of the Company, to cast the votes which the Company may be entitled to cast as a stockholder or otherwise in any other corporation or association, any of the stock or securities of which may be held by the Company, at meetings of the holders of the stock or other securities of such other corporation or association, or to consent in writing to any action by any such other corporation or association, and the Board of Directors or any aforesaid officer so authorized may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and the Board of Directors or any aforesaid officer so authorized may from time to time authorize the execution and delivery, on behalf of the Company and under its corporate seal, or otherwise, of such written proxies, consents, waivers or other instruments as may be deemed necessary or proper in the premises.

ARTICLE XI

AMENDMENTS

The Board of Directors shall have power to make, alter, amend or repeal the By-Laws of the Company by vote of not less than a majority of the entire Board at any meeting of the Board. The holders of Common Stock and the holders of Class B Stock voting as provided in subsection 1.6 of Article FOURTH of the Certificate of Incorporation, as amended, shall have power to make, alter, amend or repeal the By-Laws at any regular or special meeting, if the substance of such amendment be contained in the notice of such meeting of stockholders.

Exhibit 4

FORD MOTOR COMPANY

RESTATED

CERTIFICATE OF INCORPORATION

August 2, 2000

TABLE OF CONTENTS

Article		Page
FIRST	Name of Corporation	1
SECOND	Registered Office and Registered Agent	1
THIRD	Purposes	1
FOURTH	Capital Stock	3
	1. Voting Powers and Rights	3
	1.1. Generally	3
	1.2. Common Stock	3
	1.3. Class B Stock	3
	1.3a. 40% of Total Voting Power	3
	1.3b. 30% of Total Voting Power	3
	1.3c. One Vote per Share Voting Power	3
	1.3d. Computations	4
	1.4. No Cumulative Voting	4
	1.5. Quorum	4
	1.6. Manner of Voting	4
	1.7. Class Vote by Class B Stock	4
	1.8. Preferred Stock	5
	2. Ownership and Conversion of Class B Stock	5
	2.1. Ownership of Class B Stock	5
	2.2. Transfers of Class B Stock on Corporate Books	5
	2.3. Conversion of Class B Stock for the Purpose of Sale or Other Disposition	7
	2.4. Ultimate Convertibility of Class B Stock for Any Purpose	7
	2.5. Legend on Certificates for Class B Stock	8
	2.6. Violations of Subsections 2.1 and 2.2	8
	2.7. Definitions; Verification of Affidavits	8
	3. General Provisions With Respect to Conversions	8
	3.1. Manner of Effecting Conversions	8
	3.2. Dividends	9
	3.3. Prohibition against Reissue	9
	3.4. Reservation of Common Stock	9
	3.5. Investigation of Facts	9
	4. Subscription Rights	9

4.1. Special Right of Subscription -- Class B Stock ... 9

4.2. Other Subscription Rights Denied ... 9

4.3. Discretionary Offering of Common Stock ... 10

5. Rights to Dividends ... 10

6. Adjustments ... 10

6.1. Increase in Outstanding Stock ... 10

6.2. Consolidation or Combination of Shares ... 11

7. Rights of Common Stock and Class B Stock Upon Dissolution ... 11

8. All Shares Otherwise Equal ... 12

9. Preferred Stock ... 12

9.1. Preferred Stock ... 12

9.2. Full Voting Preferred Stock ... 13

10. Miscellaneous Provisions ... 13

10.1. Original Stock Ledger Conclusive ... 13

10.2. Treasury Stock Not Outstanding ... 13

10.3. Singular and Plural ... 13

10.4. References ... 14

10.5. Captions or Headings ... 14

11. Series B Cumulative Preferred Stock ... 14

FIFTH Original Capital ... 18

SIXTH Duration ... 18

SEVENTH Property of Stockholders Not Subject to Corporate Debts ... 18

EIGHTH Management of Business ... 19

1. Powers of the Board of Directors ... 19

1.1. General ... 19

1.2. Powers Conferred by By-Laws ... 19

2. Meeting, Officers and Books ... 19

3. Validity of Contract ... 20

4. Ratification ... 20

5. Limitation on Liability of Directors; Indemnification and Insurance ... 20

5.1. Limitation on Liability of Directors ... 20

5.2. Effect of Any Repeal or Modification of Subsection 5.1 ... 20

5.3. Indemnification and Insurance ... 20

5.3a. Right to Indemnification 20

5.3b. Right of Claimant to Bring Suit 21

5.3c. Miscellaneous 21

5.3d. Non-Exclusivity of Rights 21

5.3e. Insurance 21

5.3f. Indemnification of Agents of the Corporation 22

6. Limitation of Actions 22

NINTH Amendments 22

CERTIFICATION

The undersigned officer of Ford Motor Company, a Delaware corporation, does hereby certify that the following is a true and correct copy of the Restated Certificate of Incorporation of the Company in effect on the date hereof.

Witness my hand and the seal of the Company this _______ day of __________________, ________.

____

Secretary

RESTATED

CERTIFICATE OF INCORPORATION

OF

FORD MOTOR COMPANY

(originally incorporated on July 9, 1919 under the name Eastern Holding Company)

FIRST. The name of the corporation is Ford Motor Company.

SECOND. Its registered office in the State of Delaware is located at 1209 Orange Street in the City of Wilmington, County of New Castle. The name and address of its registered agent is THE CORPORATION TRUST COMPANY, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD. The nature of the business of the corporation, and the objects or purposes proposed to be transacted, promoted or carried on by it, are:

1. To manufacture, buy, sell, deal in and with automobiles, trucks, cars, tractors, farm machinery and implements, aircraft, landcraft and watercraft, and vehicles and articles of every type and description, and parts, accessories and equipment therefor and for use in connection therewith, and generally to conduct a manufacturing business in all its branches;

2. To manufacture, buy, sell, deal in, and to engage in, conduct and carry on the business of manufacturing, buying, selling and dealing in goods, commodities, wares, merchandise, services and real and personal property of every type and description;

3. To engage in and carry on the business of mining, drilling for, preparing for market, buying, selling, exchanging, producing and otherwise dealing in coal, oil, gas, minerals, ores and metals, and in the products and by-products thereof, of every type and description; to buy, sell, exchange, lease, acquire and deal in lands, mines, coal, oil, gas and mineral rights and claims, and to conduct all business appertaining thereto;

4. To buy, sell, exchange, lease, acquire, deal in and with, and operate boats, vessels, railroads and means of transportation of every type and description and to conduct all business appertaining thereto;

5. To render management, supervisory, accounting, styling, technical and other services and advice for any person, firm, association or corporation, domestic or foreign, by contract or otherwise, and to receive therefor fixed or contingent compensation, or compensation in the form of commissions, management fees, shares in gross or net receipts or profits, or in any other manner, or upon any other terms whatsoever, or so to act without direct compensation;

6. To sow, cultivate and harvest agricultural products and products of the soil; to breed, feed, raise, slaughter, store, pack, sell and deal in and with livestock and products therefrom; to operate greenhouses, hotbeds and cold frames for the raising of plants, shrubs and flowers; in general to conduct in all their several departments and branches the businesses of agriculturists, farmers, fruit growers, dairymen, stock raisers, slaughterers, packers, gardeners, nurserymen and florists;

7. To improve, manage, develop, sell, assign, transfer, lease, mortgage, pledge, or otherwise dispose of or turn to account or deal with all or any part of the property of the corporation and from time to time to vary any investment or employment of capital of the corporation;

8. To borrow money, and to make and issue notes, bonds, debentures, obligations and evidences of indebtedness of every type and description, whether secured by mortgage, pledge or otherwise, without limit as to amount, and to secure the same by mortgage, pledge or otherwise; and generally to make and perform agreements and contracts of every type and description;

9. To the same extent as natural persons might or could do, to purchase or otherwise acquire, and to hold, own, maintain, work, develop, sell, lease, exchange, hire, convey, mortgage or otherwise dispose of and deal in, lands and leaseholds, and interests, estates and rights of every type and description in real, personal or mixed property, and franchises, rights, licenses or privileges necessary, convenient or appropriate for any of the purposes herein expressed;

10. To apply for, obtain, register, purchase, lease or otherwise acquire and to hold, own, use, develop, operate and introduce, and to sell, assign, grant licenses or territorial rights in respect to, or otherwise to turn to account or dispose of, copyrights, trademarks, trade names, brands, labels, and registrations of the foregoing whether issued by the United States or any other country or government, patent rights, letters patent of the United States or of any other country or government, and inventions, improvements and processes, whether used in connection with or secured under letters patent or otherwise;

11. To make donations for the public welfare or for charitable, scientific or educational purposes; and to cooperate with other corporations or with natural persons, or to act alone, in the creation and maintenance of community funds or of charitable, scientific, or educational instrumentalities;

12. To acquire by purchase, subscription or otherwise, and to hold for investment or otherwise and to use, sell, assign, underwrite, transfer, mortgage, pledge or otherwise deal with or dispose of stocks, bonds or any other obligations or securities of any person, firm, association or corporation, public, private or municipal, or of the Government of the United States or of any state, territory, colony or dependency thereof, or of any foreign state or country; to merge or consolidate with any corporation in such manner as may be permitted by law; to acquire, and to pay for in cash, stocks or bonds of this corporation, or otherwise, the good will, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities, of any person, firm, association or corporation; to aid in any manner any corporation whose stocks, bonds or other obligations are held or in any manner guaranteed by this corporation, or in which this corporation is in any way interested; and to do any other act or thing for the preservation, protection, improvement or enhancement of the value of any such stocks, bonds or other obligations; and while the owner of such stocks, bonds or other obligations to exercise all the rights, powers and privileges of ownership thereof, and to exercise any and all voting powers thereon; to guarantee the payment of dividends upon any stock, or of the principal or interest, or both, of any bond or other obligation, and the performance of any contract; and

13. To do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power hereinbefore set forth, either alone or in association with other corporations, firms or individuals, and to do every other act or thing incidental or appurtenant to or growing out of or connected with the aforesaid business or purposes, objects or powers, or any part or parts thereof, provided the same be not inconsistent with the laws under which the corporation is organized.

The business of the corporation is from time to time to do any one or more of the acts and things hereinabove set forth, and it shall have power to conduct and carry on its business, or any part thereof, and to have one or more offices, and to exercise any or all of its corporate powers and rights in the State of Delaware, and in the various other states, territories, colonies and dependencies of the United States, in the District of Columbia, and in any or all foreign countries.

The objects and purposes of the corporation amended herein shall be construed as powers as well as objects and purposes and their enumeration herein shall not be deemed to exclude, by inference or otherwise, any power, object or purpose which the corporation is empowered to exercise, whether expressly or impliedly, under the law of the State of Delaware now or hereafter in effect.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 6,560,117,376 shares, consisting of 30,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) each, 530,117,376 shares of Class B Stock of the par value of One Cent ($0.01) each, and 6,000,000,000 shares of Common Stock of the par value of One Cent ($0.01) each.

The following is a statement of all of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the three classes of the stock of the corporation:

SECTION 1.

VOTING POWERS AND RIGHTS.

1.1. **Generally.** All rights to vote and all voting power (including, without limitation thereto, the right to elect directors) shall be vested exclusively, in accordance with the provisions of subsections 1.1 through 1.7, inclusive, in the holders of Class B Stock and the holders of Common Stock, voting together without regard to class, all except as otherwise expressly provided by subsection 1.7 or by the Board of Directors pursuant to subsection 9.1 or as otherwise expressly required by the law of the State of Delaware.

1.2. **Common Stock.** At every meeting of the stockholders each holder of Common Stock shall be entitled to one vote for each share of such stock held by him.

1.3. **Class B Stock.** At every meeting of the stockholders each holder of Class B Stock shall be entitled, for each share of such stock held by him, to such number of votes (which may be or include a fraction of a vote) as shall be determined in accordance with the provisions of this subsection 1.3, which number of votes, so determined from time to time, is hereinafter referred to as the "Class B voting power per share."

1.3a. **40% of Total Voting Power.** Until the total number of outstanding shares of Class B Stock shall first fall below 60,749,880, the Class B voting power per share shall be the quotient derived by dividing the total number of outstanding shares of Class B Stock into a number equal to two-thirds of the aggregate number of votes which could be cast by the holders of all of the outstanding shares of (i) Common Stock and (ii) Full Voting Preferred Stock (as defined in subsection 9.2), if any, if they were present at the meeting.

1.3b. **30% of Total Voting Power.** From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 60,749,880 and until such number shall first fall below 33,749,932, the Class B voting power per share shall be the quotient derived by dividing the total number of outstanding shares of Class B Stock into a number equal to three-sevenths of the aggregate number of votes which could be cast by the holders of all of the outstanding shares of (i) Common Stock and (ii) Full Voting Preferred Stock, if any, if they were present at the meeting.

1.3c. **One Vote per Share Voting Power.** From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, the Class B voting power per share shall be one vote per share.

1.3d. **Computations.** The quotients referred to in this subsection 1.3 shall be computed to the nearest one-thousandth of a vote (or, if there be no nearest one-thousandth, shall be computed to a ten-thousandth of a vote).

1.4. **No Cumulative Voting.** No stockholder shall be entitled to exercise any right of cumulative voting. If, however, any stockholder should at any time become entitled to exercise a right of cumulative voting, whether by express requirement of the law of the State of Delaware or otherwise, then at all elections of directors each holder of Class B Stock shall be entitled to cast for each share of Class B Stock held by him a number of votes equal to the Class B voting power per share then exercisable (computed as provided in subsection 1.3), each holder of Common Stock shall be entitled to cast one vote for each share of Common Stock held by him, and each holder of Full Voting Preferred Stock, if any, of any series shall be entitled to cast the number of votes (which may be one vote or more or less than one vote) for each share of Full Voting Preferred Stock held by him which the Board of Directors shall have determined pursuant to subsection 9.1 in establishing voting rights with respect to such series, in each case multiplied by the number of directors to be elected, and each such holder shall be entitled to cast all of his votes for a single director or to distribute them among the number of directors to be voted for, or to cast his votes for any two or more of them as he may see fit.

1.5. **Quorum.** At any meeting of stockholders, the presence in person or by proxy of the holders of shares entitled to cast a majority of all of the votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3) which could be cast at such meeting by the holders of all of the outstanding shares of stock of the corporation entitled to vote on every matter that is to be voted on without regard to class at such meeting shall constitute a quorum.

1.6. **Manner of Voting.** At every meeting of stockholders, the holders of Class B Stock, the holders of Common Stock and the holders of Full Voting Preferred Stock, if any, shall vote together, without regard to class, and their votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3) shall be counted and totalled together; and at any meeting duly called and held at which a quorum (determined in accordance with the provisions of subsection 1.5) is present, a majority of the votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3) which could be cast at such meeting upon a given question by such holders who are present in person or by proxy shall be necessary, in addition to any vote or other action that may be expressly required by the provisions of this Certificate of Incorporation or by the law of the State of Delaware, to decide such question, and shall decide such question if no such additional vote or other action is so required.

1.7. **Class Vote by Class B Stock.** Notwithstanding any of the other provisions of this Section 1, the corporation shall not, until the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, take any of the following actions except with the affirmative vote of the holders of a majority of the outstanding shares of Class B Stock, given separately as a class, which vote shall be in addition to any vote or other action required by the law of the State of Delaware:

(i) issue any additional shares of Class B Stock except pursuant to an offer for subscription or purchase required by the provisions of subsection 4.3 or for the purpose of payment of a stock dividend; or

(ii) effect any reduction, by amendment of the Certificate of Incorporation, retirement or exchange or otherwise, in the number of outstanding shares of Class B Stock in any manner other than by conversion into Common Stock as expressly provided in Section 2 or through voluntary disposition thereof to the corporation by a holder of shares of Class B Stock; or

(iii) effect any change or alteration in any provision of this Article FOURTH, except as required by the provisions of subsection 3.3; or

(iv) merge or consolidate with or into any other corporation, or permit any other corporation to merge or consolidate with or into it; or

(v) sell, lease or exchange all or substantially all of its property and assets; or

(vi) transfer any assets to another corporation and in connection therewith distribute stock or other securities of such other corporation to the holders of stock or other securities of this corporation; or

(vii) voluntarily dissolve or liquidate.

1.8. **Preferred Stock.** Each holder of Preferred Stock shall be entitled to vote to the extent, if any, provided by the Board of Directors pursuant to subsection 9.1.

SECTION 2.

OWNERSHIP AND CONVERSION OF CLASS B STOCK.

2.1. **Ownership of Class B Stock.** Until the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, holders of shares of such stock may (i) sell or otherwise dispose of or transfer any or all of the shares of such stock held by them, respectively, only to persons who at the time of transfer meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2, and to no other persons, or (ii) convert any or all of such shares into shares of Common Stock for the purpose of effecting the sale or disposition of such shares of Common Stock to any person as provided in subsection 2.3. Until such time, no one other than those persons in whose names shares of Class B Stock become registered on the original stock ledger of the corporation by reason of their record ownership of shares of Class A Common Stock or Class B Common Stock of the corporation which are reclassified into shares of Class B Stock, or transferees or successive transferees who at the time of transfer meet such qualifications set forth in subsection 2.2, shall by virtue of the acquisition of a certificate for shares of Class B Stock have the status of an owner or holder of shares of Class B Stock or be recognized as such by the corporation or be otherwise entitled to enjoy for his own benefit the special rights and powers of a holder of shares of Class B Stock.

From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, holders of shares of such stock may (i) sell or otherwise dispose of or transfer such shares to any person or (ii) convert such shares into shares of Common Stock for any purpose as provided in subsection 2.4, and any person may have the status of an owner or holder of shares of Class B Stock.

Holders of shares of Class B Stock may at any and all times transfer to any person the shares of Common Stock issuable upon conversion of such shares of Class B Stock.

2.2. **Transfers of Class B Stock on Corporate Books.** Shares of Class B Stock shall be transferred on the books of the corporation and a new certificate therefor issued, upon presentation at the office of the Secretary of the corporation (or at such additional place or places as may from time to time be designated by the Secretary or any Assistant Secretary of the corporation) of the certificate for such shares, in proper form for transfer and accompanied by all requisite stock transfer tax stamps, only if such certificate when so presented shall also be accompanied by an affidavit of the record holder of such shares stating that such certificate is being presented to effect a transfer of such shares to any one or more of the following:

(i) a natural person who meets the qualification that he is either (A) a natural person in whose name shares of Class B Stock became registered on the original stock ledger of the corporation by reason of his record ownership of shares of Class A Common Stock or Class B Common Stock of the corporation which were reclassified into shares of Class B Stock, or (B) a descendant (including any descendant by adoption and any descendant of an adopted descendant) of a natural person in whose name shares of Class B Stock were so registered by reason of such record ownership, or (C) a spouse or surviving spouse of a natural person who is or was while living included within the provisions of either of the foregoing subclauses (A) or (B); or

(ii) any two or more natural persons each of whom meets the qualification set forth in clause (i) next above; or

(iii) a transferee as trustee of a trust, created by deed or will, which trust meets the following requirements: (1) the income thereof from the date of transfer to such trustee shall be required to be paid to or applied for the use and benefit of or accumulated for one or more natural persons, concurrently or successively, all of whom meet or will meet the qualification set forth in clause (i) above, and no other persons, except for such portion of the income as is payable to or to be applied for the use and benefit of or accumulated for one or more (A) other natural persons during terms not to exceed their respective lives, who, though they do not meet the qualification set forth in clause (i) above, are relatives of or are or were employees or dependents of natural persons meeting such qualification, or (B) exempt organizations (as defined in subsection 2.7) for terms not exceeding 33 years from the date of the commencement of the trust, and except for such accumulated income as may be required to be paid over to others upon the death of the person for whom it was accumulated, and (2) the principal thereof shall be required to be transferred, assigned and paid over upon failure or termination of the interests in the income thereof referred to in subclause (1) above; *provided, however*, that if the provisions of such trust relating to the disposition of income or principal are subject to amendment in such manner that the trust could be changed to a trust not meeting the requirements of this clause (iii), the trustee thereof, as such, shall have entered into a written agreement with the corporation providing that if such trust shall be amended at any time prior to the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932 such trustee will promptly deliver to the corporation a copy, duly certified by such trustee, of the instrument effecting such amendment and will, unless such trust as so amended then meets the requirements of this clause (iii), promptly surrender the certificates for the shares of Class B Stock then held in such trust for conversion of such shares into an equal number of shares of Common Stock in the manner set forth in subsection 3.1; or

(iv) a stock corporation (hereinafter called a "corporate holder"), not less than 75% of the number of outstanding shares of each class of the capital stock (other than shares of non-voting preferred stock as defined in subsection 2.7) of which shall, at the time at which the certificate for shares of Class B Stock is presented for transfer, be owned beneficially and of record by natural persons who meet the qualification set forth in clause (i) above (provided that the same natural person need not be both the beneficial and the record owner), or be owned of record by trustees (or successor trustees) of trusts which meet the requirements set forth in clause (iii) above, or be so owned in part by such natural persons and so owned in part by such trustees (or successor trustees); which corporate holder shall have entered into a written agreement with this corporation providing that if, at any time prior to the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, less than 75% of the number of outstanding shares of each class of the capital stock (other than shares of non-voting preferred stock as defined in subsection 2.7) of such corporate holder shall be so owned, then such corporate holder will either promptly (A) transfer the shares of Class B Stock then held by it to one or more persons who at the time of transfer meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2 and cause the certificates therefor to be duly presented for transfer into the name of such person or persons, or (B) surrender the certificates for such shares of Class B Stock for conversion of such shares into an equal number of shares of Common Stock, in the manner set forth in subsection 3.1, or (C) transfer some of such shares as provided in the foregoing subclause (A) and surrender the certificates for the remainder of such shares for conversion as provided in the foregoing subclause (B); or

(v) a legatee under the will of any stockholder of the corporation deceased prior to the effective date of the reclassification of the Class A Common Stock and the Class B Common Stock of the corporation into Class A Stock, Class B Stock and Common Stock, such transfer being made for the purpose of satisfying, in any manner permitted by such will, all or any part of the claim of the said legatee in respect to a legacy of any kind under said will; *provided, however*, that the aggregate number of shares of Class B Stock transferred pursuant to this clause (v) shall not exceed 8,437,480; or

(vi) a transferee as successor trustee or as co-trustee of a trust of which his immediate transferor was or is a trustee registered as a record holder of such shares of Class B Stock as permitted by the provisions of subsection 2.1; *provided, however*, that if the proviso in clause (iii) above is applicable such successor trustee or co-trustee shall have entered into a written agreement with the corporation whereby he assumes the obligations of the agreement required by said clause (iii); or

(vii) the corporation for the purpose of retirement pursuant to the provisions of subsection 3.3;

and if the certificate for such shares of Class B Stock when presented for transfer shall also be accompanied

(a) in the case of a transfer to a transferee as trustee of a trust which meets the requirements set forth in clause (iii) above, by copies, duly certified by such trustee, of the instrument creating such trust and of all amendments thereto, and by an original counterpart or certified copy of any agreement required by said clause (iii), or

(b) in the case of a transfer to a corporate holder as defined in clause (iv) above, by a copy, duly certified by the Secretary or an Assistant Secretary of such corporate holder, of the list of its stockholders and their respective holdings as shown on its stock books at the time at which the certificate for shares of Class B Stock is presented for transfer, and by an original counterpart or certified copy of the agreement referred to in said clause (iv), or

(c) in the case of a transfer to a legatee described in clause (v) above, by a copy of the will of the deceased stockholder, duly certified by the clerk of the court in which the same shall have been probated, or

(d) in the case of a transfer to a transferee as successor trustee or co-trustee as permitted by clause (vi) above, by an original counterpart or certified copy of any agreement of such transferee required by said clause (vi).

From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, shares of Class B Stock shall be transferable to any person without regard to the foregoing provisions of this subsection 2.2.

2.3. **Conversion of Class B Stock for the Purpose of Sale or Other Disposition.** A record holder of shares of Class B Stock shall be entitled at any time and from time to time to convert any or all of such shares held by him into the same number of shares of Common Stock in the manner set forth in subsection 3.1, for the purpose of effecting the sale or other disposition of such shares of Common Stock, by surrendering certificates representing the shares of Class B Stock to be converted, in proper form for transfer of the shares of Common Stock issuable upon such conversion and accompanied by all stock transfer tax stamps requisite for such transfer, and also accompanied by a written notice by such record holder to the corporation stating that such record holder desires to convert such shares of Class B Stock into the same number of shares of Common Stock for the purpose of the sale or other disposition of such shares of Common Stock and requesting that the corporation issue all of such shares of Common Stock to persons (other than such record holder) named therein, setting forth the number of shares of Common Stock to be issued to each such person and the denominations in which the certificates therefor are to be issued. Each such notice shall be signed by the record holder (or in an appropriate case by his guardian, committee, executor, administrator or other legal representative).

If a record holder of shares of Class B Stock shall deliver a certificate for such shares, endorsed by him for transfer or accompanied by an instrument of transfer signed by him, to a person who does not meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2, then such person or any successive transferee of such certificate may treat such endorsement or instrument as authorizing him on behalf of such record holder to convert such shares in the manner above provided for the purpose of the transfer to himself of the shares of Common Stock issuable upon such conversion, and to give on behalf of such record holder the written notice of conversion above required, and may convert such shares of Class B Stock accordingly.

If such shares of Class B Stock shall improperly have been registered in the name of such a person (or in the name of any successive transferee of such certificate) and a new certificate therefor issued, such person or transferee may surrender such new certificate for cancellation, accompanied by the written notice of conversion above required, in which case (A) such person or transferee shall be deemed to have elected to treat the endorsement on (or instrument of transfer accompanying) the certificate so delivered by such former record holder as authorizing such person or transferee on behalf of such former record holder so to convert such shares and so to give such notice, (B) the shares of Class B Stock registered in the name of such former record holder shall be deemed to have been surrendered for conversion for the purpose of the transfer to such person or transferee of the shares of Common Stock issuable upon conversion, and (C) the appropriate entries shall be made on the books of the corporation to reflect such action.

2.4. **Ultimate Convertibility of Class B Stock for Any Purpose.** From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, (i) each record holder of shares of such stock may convert such shares into an equal number of shares of Common Stock, irrespective of the purpose of such conversion, by surrendering the certificates for such shares in the manner set forth in subsection 3.1; and (ii) no additional shares of Class B Stock shall be issued by the corporation, and the corporation shall promptly after such time take such appropriate action as may be necessary to reduce the authorized amount of Class B Stock to the number of shares then outstanding.

2.5. **Legend on Certificates for Class B Stock.** Every certificate for shares of Class B Stock shall bear a legend on the face thereof reading as follows:

> "The shares of Class B Stock represented by this certificate may not be transferred to any person who does not meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2 of Article FOURTH of the Certificate of Incorporation of this corporation as amended (Sections 1 to 10 of said Article FOURTH being set forth in full on the reverse hereof) and no person who does not meet the qualifications prescribed by subsection 2.1 of said Article FOURTH is entitled to own or to be registered as the record holder of such shares of Class B Stock, until the time referred to in said subsection 2.1, but the record holder of this certificate may at any time convert such shares of Class B Stock into the same number of shares of Common Stock for the purpose of effecting the sale or other disposition of such shares of Common Stock to any person. Each holder of this certificate, by accepting the same, accepts and agrees to all of the foregoing."

Any certificate for shares of Class B Stock which shall be issued after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932 shall not bear such legend.

2.6. **Violations of Subsections 2.1 and 2.2.** In the event that the Board of Directors of the corporation (or any committee of the Board of Directors, or any officer of the corporation, designated for the purpose by the Board of Directors) shall determine, upon the basis of facts not disclosed in any affidavit or other document accompanying the certificate for shares of Class B Stock when presented for transfer, that such shares of Class B Stock have been registered in violation of the provisions of subsection 2.1 or 2.2, or shall determine that a person is enjoying for his own benefit the special rights and powers of shares of Class B Stock in violation of such provisions, then the corporation shall take such action at law or in equity as is appropriate under the circumstances. An unforeclosed pledge made to secure a bona fide obligation shall not be deemed to violate such provisions.

2.7. **Definitions; Verification of Affidavits.** For the purposes of this Section 2, each reference to a "person" shall be deemed to include not only a natural person, but also a corporation, partnership, association, unincorporated organization or legal entity of any kind; each reference to a "natural person" (or to a "record holder" of shares, if a natural person) shall be deemed to include in his representative capacity a guardian, committee, executor, administrator or other legal representative of such natural person or record holder; the term "non-voting preferred stock" as applied to stock in a corporate holder, shall mean stock which does not entitle the holder thereto to vote for the election of directors under any circumstances and carries no right to dividends or interest in earnings other than the right to dividends in a fixed amount per annum, which right may be cumulative; and the term "exempt organization" shall mean any corporation, community chest, fund or foundation organized and operated exclusively for religious, charitable, scientific, literary, or educational purposes which, at the date of verification of the affidavit in which reference thereto is made, shall have been exempted or be exempt, wholly or partially, from taxation on income under the provisions of Section 501(c)(3) of the Internal Revenue Code of 1986, as then in effect, or other provision of Federal law then in effect governing the exemption from Federal taxation on income of institutions organized and operated exclusively for any one or more of the foregoing purposes. Each affidavit of a record holder furnished pursuant to subsection 2.2 shall be verified as of a date not earlier than five days prior to the date of delivery thereof, and, where such record holder is a corporation or partnership, shall be verified by an officer of the corporation or by a general partner of the partnership, as the case may be.

SECTION 3.

GENERAL PROVISIONS WITH RESPECT TO CONVERSIONS.

3.1. **Manner of Effecting Conversions.** Each conversion of shares of Class B Stock into shares of Common Stock made pursuant to the provisions of Section 2 shall be effected by the surrender of the certificate representing the shares to be converted at the office of the Secretary of the corporation (or at such additional place or places as may from time to time be designated by the Secretary or any Assistant Secretary of the corporation) in such form and accompanied by such notice, affidavits, other documents and stock transfer tax stamps, if any, as may be prescribed by and shall comply with the applicable provisions of Section 2, and upon such surrender the record holder of such shares (or, in the case of a conversion made for the purpose of effecting the sale, gift or other disposition of the shares of Common Stock issuable upon such conversion, the person named in the prescribed notice) shall be entitled to become, and shall be registered in the original stock ledger of the corporation as, the record holder of the number of shares of Common Stock issuable upon such conversion, and each such share of Class B Stock shall be converted into one share of Common Stock, as the Common Stock shall then be constituted, and thereupon there shall be issued and delivered to such record holder or other named person, as the case may be, promptly at such office or other designated place, a certificate or certificates for such number of shares of Common Stock.

3.2. **Dividends.** Upon any conversion of shares of Class B Stock into shares of Common Stock pursuant to the provisions of Section 2, any dividend, for which the record date shall be subsequent to such conversion, which may have been declared on the shares of Class B Stock so converted shall be deemed to have been declared, and shall be payable, with respect to the shares of Common Stock into or for which such shares of Class B Stock shall have been so converted, and any such dividend which shall have been declared on such shares payable in shares of Class B Stock shall be deemed to have been declared, and shall be payable, in shares of Common Stock.

3.3. **Prohibition against Reissue.** The corporation shall not reissue or resell any shares of Class B Stock which shall have been converted into shares of Common Stock pursuant to or as permitted by the provisions of Section 2, or any shares of Class B Stock which shall have been acquired by the corporation in any other manner. The corporation shall, from time to time, take such appropriate action as may be necessary to retire such shares and to reduce the authorized amount of Class B Stock accordingly.

3.4. **Reservation of Common Stock.** The corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, such number of shares of Common Stock as would become issuable upon the conversion of all shares of Class B Stock then outstanding.

3.5. **Investigation of Facts.** In connection with any transfer or conversion of any stock of the corporation pursuant to or as permitted by the provisions of Section 2 of this Article FOURTH, or in connection with the making of any determination referred to in subsection 2.6,

(i) the corporation shall be under no obligation to make any investigation of facts unless an officer, employee or agent of the corporation responsible for making such transfer or determination or issuing Common Stock pursuant to such conversion has substantial reason to believe, or unless the Board of Directors (or a committee of the Board of Directors designated for the purpose) determines that there is substantial reason to believe, that any affidavit or other document is incomplete or incorrect in a material respect or that an investigation would disclose facts upon which any determination referred to in subsection 2.6 should be made, in either of which events the corporation shall make or cause to be made such investigation as it may deem necessary or desirable in the circumstances and have a reasonable time to complete such investigation, and

(ii) neither the corporation nor any director, officer, employee or agent of the corporation shall be liable in any manner for any action taken or omitted in good faith.

SECTION 4.

SUBSCRIPTION RIGHTS.

4.1. **Special Right of Subscription -- Class B Stock.** No shares of Class B Stock and no obligations or shares convertible into shares of Class B Stock, whether now or hereafter authorized and whether unissued or in the treasury, shall be issued, for money paid, property or any other consideration, unless the holders of Class B Stock shall first have been given a special right to subscribe thereto, on a ratable basis, at a price not less favorable than that at which such shares or obligations are to be offered to others.

4.2. **Other Subscription Rights Denied.** Except for the special subscription rights conferred on the holders of Class B Stock by the provisions of subsections 4.1 and 4.3, no holder of stock of the corporation of any class shall have any pre-emptive or preferential right to subscribe to or purchase any shares of any class of stock of the corporation, whether now or hereafter authorized and whether unissued or in the treasury, or any obligations convertible into shares of any class of stock of the corporation, at any time issued or sold, or any right to subscribe to or purchase any thereof.

4.3. **Discretionary Offering of Common Stock.** If the Board of Directors in its discretion should at any time offer shares of Common Stock, or any shares or obligations convertible into shares of Common Stock, for subscription or purchase by the holders of Common Stock, then there shall be offered to all of the holders of Class B Stock for subscription or purchase on a ratable basis, and at the same price per share or unit, shares of stock of that class, or shares or obligations convertible into shares of stock of that class, as the case may be; *provided, however,* that from and after the time when the total number of outstanding shares of Class B Stock shall first have fallen below 33,749,932, there shall be offered to the holders of the outstanding shares of such stock for subscription or purchase shares of Common Stock or shares or obligations convertible into shares of Common Stock, as the case may be, in lieu of additional shares of Class B Stock or shares or obligations convertible into shares of Class B Stock, as the case may be.

SECTION 5.

RIGHTS TO DIVIDENDS.

When and as dividends are declared (other than dividends declared with respect to Preferred Stock), whether payable in cash, in property or in shares of stock of the corporation (other than shares of Class B Stock or Common Stock), the holders of Class B Stock and the holders of Common Stock shall be entitled to share equally, share for share, in such dividends. No dividends shall be declared or paid in shares of Class B Stock or Common Stock of the corporation, except dividends, otherwise ratable, payable in shares of Class B Stock to holders of that class of stock, and in shares of Common Stock to holders of that class of stock; *provided, however*, that from and after the time when the total number of outstanding shares of Class B Stock shall first have fallen below 33,749,932, any such dividend shall be declared and paid to the holders of shares of Class B Stock in shares of Common Stock.

SECTION 6.

ADJUSTMENTS.

6.1. **Increase in Outstanding Stock.** If the corporation shall in any manner increase the number of outstanding shares of Class B Stock, then each of the share numbers set forth in the Table below and appearing in the provision of this Article FOURTH set forth in such Table opposite such share number shall be deemed to be increased by a number bearing the same proportion to such share number that such increase in the number of outstanding shares of Class B Stock bears to the number of shares of Class B Stock outstanding immediately prior to such increase; and in each such case all of such provisions and this subsection 6.1 shall be applied so as to give effect to such share numbers as so increased. If any such increase shall be effected by amendment of the Certificate of Incorporation, then such amendment shall itself increase each of the appropriate share numbers in accordance with the foregoing.

TABLE

Provision	Share Number
1.3a	60,749,880
1.3b	60,749,880
1.3b	33,749,932
1.3c	33,749,932
1.7	33,749,932
2.1	33,749,932
2.2(iii)	33,749,932
2.2(iv)	33,749,932
2.2(v)	8,437,480
2.2 (last paragraph)	33,749,932
2.4	33,749,932
2.5	33,749,932
4.3	33,749,932
5	33,749,932

6.2. **Consolidation or Combination of Shares.** If the corporation shall effect the consolidation or combination of all outstanding shares of Class B Stock by amendment of the Certificate of Incorporation, so as to reduce the number of outstanding shares thereof, then such amendment shall also decrease each of the share numbers set forth in the Table in subsection 6.1 and appearing in the provision of this Article FOURTH set forth in such Table opposite such share number, by a number bearing the same proportion to such share number that the decrease in the number of outstanding shares of stock of such class effected by such consolidation or combination bears to the number of shares of stock of such class outstanding immediately prior to the effective date of such consolidation or combination.

SECTION 7.

RIGHTS OF COMMON STOCK AND CLASS B STOCK UPON DISSOLUTION.

Subject to the rights of the holders of shares of any class or series ranking prior to or on a parity with the Common Stock or the Class B Stock, as the case may be, upon liquidation, dissolution or winding up of the corporation, in the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary: (i) before any payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock, the holders of the shares of Common Stock shall be entitled to receive $0.50 per share (the "Common Stock Initial Liquidation Amount"); (ii) before any additional payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Common Stock following the payment of the Common Stock Initial Liquidation Amount, the holders of Class B Stock shall be entitled to receive $1.00 per share (the "Class B Liquidation Amount"); and (iii) before any additional payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock following the payment of the Class B Liquidation Amount, the holders of Common Stock shall be entitled to receive $0.50 per share (the "Common Stock Additional Liquidation Amount" and, together with the Common Stock Initial Liquidation Amount, the "Common Stock Liquidation Amount"). Following the payment or setting apart for payment of the Common Stock Liquidation Amount and the Class B Liquidation Amount, the holders of Common Stock and Class B Stock shall participate *pari passu* and be entitled to receive, on a *pro rata* basis, the remaining assets of the corporation or proceeds therefrom available for distribution to the holders of Common Stock and Class B Stock. If, upon any liquidation, dissolution or winding up of the corporation, the assets of the corporation or proceeds thereof: (i) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Initial Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full; (ii) distributable among the holders of the shares of Class B Stock shall be insufficient to pay in full the Class B Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Class B Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Class B Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Class B Stock and any such other stock if all amounts payable thereon were paid in full; (iii) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Additional Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section 7, (i) a consolidation or merger of the corporation with one or more corporations, (ii) a sale or transfer of all or substantially all of the corporation's assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

SECTION 8.

ALL SHARES OTHERWISE EQUAL.

Except as herein otherwise expressly provided, shares of Class B Stock and Common Stock shall all be of equal rank and shall all entitle the holders thereof to the same rights and privileges.

SECTION 9.

PREFERRED STOCK.

9.1. **Preferred Stock.** Shares of Preferred Stock may be issued from time to time in one or more series. Subject to the limitations set forth in this Article FOURTH and any limitations prescribed by the law of the State of Delaware, the Board of Directors is expressly authorized, prior to issuance of any series of Preferred Stock, to fix by resolution or resolutions providing for the issue of any series the number of shares included in such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series. Pursuant to the foregoing general authority vested in the Board of Directors, but (except as provided in the proviso to clause (v) of this subsection 9.1) not in limitation of the powers conferred on the Board of Directors thereby and by the law of the State of Delaware, the Board of Directors is expressly authorized to determine with respect to each series of Preferred Stock:

(i) the distinctive designation of such series and the number of shares (which number from time to time may be decreased by the Board of Directors, but not below the number of such shares then outstanding, or may be increased by the Board of Directors unless otherwise provided in creating such series) constituting such series;

(ii) the rate and time at which, and the preferences and conditions under which, dividends shall be payable on shares of such series, the status of such dividends as cumulative, or non-cumulative, the date or dates from which dividends, if cumulative, shall accumulate, and the status of such shares as participating or non-participating after the payment of dividends as to which such shares are entitled to any preference;

(iii) the right, if any, of holders of shares of such series to convert such shares into, or to exchange such shares for, shares of any other class or classes (other than Class B) or of any other series of the same class, the prices or rates of conversion or exchange, and adjustments thereto, and any other terms and conditions applicable to such conversion or exchange;

(iv) the rights and preferences, if any, of the holders of shares of such series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation, which amount may vary depending upon whether such liquidation, dissolution, or winding up is voluntary or involuntary, and, if voluntary, may vary at different dates, and the status of the shares of such series as participating or non-participating after the satisfaction of any such rights and preferences;

(v) the voting powers, if any, of the holders of shares of such series which may, without limiting the generality of the foregoing, include (A) the general right to one vote (or more or less than one vote) per share on every matter (including, without limitation, the election of directors) voted on by the stockholders without regard to class and (B) the limited right to vote, as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the corporation in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock; *provided, however*, that, notwithstanding the provisions of the preceding subclause (B) or any other provisions of this subsection 9.1 to the contrary, the holders of Preferred Stock, considered in the aggregate (whether voting by individual series or together with other series of Preferred Stock or together with all series of Preferred Stock as a class), shall not have the right to a separate class vote for the election of one or more directors of the corporation except in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock and, in such event, shall not have the right to a separate class vote for more than a total of two directors;

(vi) the times, terms and conditions, if any, upon which shares of such series shall be subject to redemption, including the amount which the holders of shares of such series shall be entitled to receive upon redemption (which amount may vary under different conditions or at different redemption dates) and the amount, terms, conditions and manner of operation of any purchase, retirement or sinking fund to be provided for the shares of such series;

(vii) the limitations, if any, applicable while such series is outstanding on the payment of dividends or making of distributions on, or the acquisition or redemption of, Common Stock or Class B Stock or any other class of shares ranking junior, either as to dividends or upon liquidation, to the shares of such series;

(viii) the conditions or restrictions, if any, upon the issue of any additional shares (including additional shares of such series or any other class) ranking on a parity with or prior to the shares of such series either as to dividends or upon liquidation; and

(ix) any other relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of shares of such series;

in each case, so far as not inconsistent with the provisions of the Certificate of Incorporation or the law of the State of Delaware. All shares of Preferred Stock shall be identical and of equal rank except as to the particulars that may be fixed by the Board of Directors as provided above, and all shares of each series of Preferred Stock shall be identical and of equal rank except as to the dates from which cumulative dividends, if any, thereon shall be cumulative.

9.2. **Full Voting Preferred Stock.** As used in this Article FOURTH, the term "Full Voting Preferred Stock" shall mean Preferred Stock of any one or more series the holders of which shall be entitled to vote on every matter (including, without limitation, the election of directors) voted on by the stockholders without regard to class.

SECTION 10.

MISCELLANEOUS PROVISIONS.

10.1. **Original Stock Ledger Conclusive.** In determining the number or the record holders of outstanding shares of any class of stock of the corporation for the purpose of computing or determining the method of computing the vote or determining the right to vote at any meeting of stockholders or of a class of stockholders, the original stock ledger of the corporation as at the close of business on the record date fixed for such meeting or, if the stock transfer books of the corporation shall have been closed for a period immediately preceding the date of such meeting, then as at the close of business on the date as of which such stock transfer books were so closed, shall be conclusive for all purposes, and in determining the number or the record holders of outstanding shares of any class of stock of the corporation for any other purpose, the original stock ledger of the corporation as at the close of business on the date as of which the determination is being made, shall be conclusive for all purposes; all notwithstanding any other provision of this Article FOURTH or any entries made on the books of the corporation pursuant to the last paragraph of subsection 2.3 subsequent to the close of business on such record or other date.

10.2. **Treasury Stock Not Outstanding.** The term "outstanding" as used in this Article FOURTH with reference to shares of stock of the corporation shall not include any stock held in the treasury of the corporation.

10.3. **Singular and Plural.** Wherever a term shall be used in the singular in this Article FOURTH, it shall be deemed in all appropriate circumstances to include also the plural, and wherever a term shall be so used in the plural, it shall similarly be deemed to include also the singular.

10.4. **References.** Unless otherwise stated, all references contained in this Article FOURTH to Sections, subsections, paragraphs, clauses or subclauses refer to Sections, subsections, paragraphs, clauses or subclauses of this Article FOURTH.

10.5. **Captions or Headings.** The captions or headings contained in this Article FOURTH are for purposes of reference only and shall not limit or affect, or have any bearing on the construction or interpretation of, any of the terms or provisions of this Article FOURTH.

SECTION 11.

SERIES B CUMULATIVE PREFERRED STOCK.

The provisions of the corporation's Certificate of the Designations, Powers, Preferences and Relative, Participating or Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of the Series B Cumulative Preferred Stock are set forth below:

(1) **Number of Shares and Designation.** Twenty-three thousand (23,000) shares of the preferred stock, $1.00 par value, of the corporation are hereby constituted as a series of the preferred stock designated as Series B Cumulative Preferred Stock (the "Series B Preferred Stock").

(2) **Definitions.** For purposes of the Series B Preferred Stock, the following terms shall have the meanings indicated:

"Board of Directors" shall mean the board of directors of the corporation or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Series B Preferred Stock.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

"Class B Stock" shall mean the Class B Stock of the corporation, par value $0.01 per share.

"Common Stock" shall mean the Common Stock of the corporation, par value $0.01 per share.

"Dividend Payment Date" shall have the meaning specified in Section 3(a) hereof.

"Dividend Periods" shall mean quarterly dividend periods commencing on the first day of March, June, September and December of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the Initial Dividend Period).

"Initial Dividend Period" shall mean the period commencing on the Issue Date and ending on (and including) February 28, 1993.

"Issue Date" shall mean the first date on which any shares of Series B Preferred Stock are issued.

"Person" shall mean any individual, firm, partnership, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Transfer Agent" means Chemical Bank or such other agent or agents of the corporation as may be designated by the Board of Directors of the corporation as the transfer agent for the Series B Preferred Stock.

(3) **Dividends.** (a) The holders of shares of the Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends at the rate per annum of $4,125 per share of Series B Preferred Stock. Such dividends shall be cumulative from the Issue Date, whether or not in any Dividend Period or Periods there shall be funds of the corporation legally available for the payment of such dividends, and shall be payable quarterly, when, as and if declared by the Board of Directors, on the first Business Day of March, June, September and December of each year (each a "Dividend Payment Date"), commencing on the first Business Day next succeeding the Initial Dividend Period, or at such additional times and for such interim periods, if any, as determined by the Board of Directors. Each such dividend shall be payable in arrears to the holders of record of shares of the Series B Preferred Stock, as they appear on the stock records of the corporation at the close of business on such record dates, not more than 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Accrued and unpaid dividends for any past Dividend Periods may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors.

(b) The amount of dividends payable for each full Dividend Period for the Series B Preferred Stock shall be computed by dividing the annual dividend rate by four. The amount of dividends payable for the Initial Dividend Period on the Series B Preferred Stock, or any other period shorter or longer than a full Dividend Period on the Series B Preferred Stock, shall be computed on the basis of twelve 30-day months and a 360-day year. Holders of shares of Series B Preferred Stock called for redemption on a redemption date between a dividend payment record date and the respective Dividend Payment Date shall not be entitled to receive the dividend payable on such Dividend Payment Date. Holders of shares of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of cumulative dividends, as herein provided, on the Series B Preferred Stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

(c) So long as any shares of the Series B Preferred Stock are outstanding, no dividends, except as described in the next succeeding sentence, shall be declared or paid or set apart for payment on any class or series of stock of the corporation ranking, as to dividends, on a parity with the Series B Preferred Stock, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, upon the shares of the Series B Preferred Stock and any other class or series of stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends declared upon shares of the Series B Preferred Stock and all dividends declared upon such other stock shall be declared pro rata so that the amounts of dividends per share declared on the Series B Preferred Stock and such other stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of the Series B Preferred Stock and such other stock bear to each other.

(d) So long as any shares of the Series B Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of Common Stock, Class B Stock or other stock ranking junior to the Series B Preferred Stock, as to dividends and upon liquidation) shall be declared or paid or set apart for payment or other distribution declared or made upon the Common Stock, Class B Stock or any other stock of the corporation ranking junior to the Series B Preferred Stock, as to dividends or upon liquidation nor shall any Common Stock, nor any Class B Stock nor any other such stock of the corporation ranking junior to the Series B Preferred Stock, as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the corporation (except by conversion into or exchange for stock of the corporation ranking junior to the Series B Preferred Stock, as to dividends and upon liquidation) unless, in each case (i) the full cumulative dividends on all outstanding shares of the Series B Preferred Stock and any other stock of the corporation ranking on a parity with the Series B Preferred Stock, as to dividends or upon liquidation shall have been paid or set apart for payment for all past Dividend Periods and dividend periods with respect to such other stock and (ii) sufficient funds shall have been set apart for the payment of the dividend for the current Dividend Period with respect to the Series B Preferred Stock and the dividend period with respect to any other stock of the corporation ranking on a parity with the Series B Preferred Stock, as to dividends or upon liquidation.

(4) **Liquidation Preference.** (a) In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Common Stock, Class B Stock or any other series or class or classes of stock of the corporation ranking junior to the Series B Preferred Stock, upon liquidation, dissolution or winding up, the holders of the shares of Series B Preferred Stock shall be entitled to receive $50,000 per share plus an amount equal to all dividends (whether or not earned or declared) accrued and accumulated and unpaid thereon to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the corporation, the assets of the corporation, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Series B Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series B Preferred Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Series B Preferred Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section (4), (i) a consolidation or merger of the corporation with one or more corporations, (ii) a sale or transfer of all or substantially all of the corporation's assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

(b) Subject to the rights of the holders of shares of any series or class or classes of stock ranking on a parity with or prior to Series B Preferred Stock, upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the corporation, after payment shall have been made in full to the holders of Series B Preferred Stock, as provided in this Section (4), any other series or class or classes of stock ranking junior to Series B Preferred Stock, upon liquidation, dissolution or winding up shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of Series B Preferred Stock shall not be entitled to share therein.

(5) **Redemption at the Option of the Corporation.** (a) Series B Preferred Stock may not be redeemed by the corporation prior to December 1, 2002, on or after which the corporation, at its option, may, subject to the next succeeding paragraph, redeem the shares of Series B Preferred Stock, in whole or in part, out of funds legally available therefor, at any time or from time to time, subject to the notice provisions and provisions for partial redemption described below, at a redemption price of $50,000 per share, plus an amount equal to accrued and unpaid dividends, if any, to the date fixed for redemption, whether or not earned or declared.

In addition to any other requirement for or condition to the redemption of the Series B Preferred Stock set forth in this Section (5), the corporation shall not redeem any shares of Series B Preferred Stock pursuant to this Section (5)(a) unless within the two-year period ending on the date fixed for redemption the corporation shall have issued sufficient shares of Common Stock to result in receipt by the corporation of net proceeds from such issuances of an aggregate amount at least equal to the aggregate liquidation preference of the shares of Series B Preferred Stock proposed to be redeemed.

(b) In the event that full cumulative dividends on the Series B Preferred Stock and any other class or series of stock of the corporation ranking, as to dividends, on a parity with the Series B Preferred Stock have not been paid or declared and set apart for payment, the Series B Preferred Stock may not be redeemed in part and the corporation may not purchase or acquire shares of Series B Preferred Stock or such other stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series B Preferred Stock and such other stock.

(c) In the event the corporation shall redeem shares of Series B Preferred Stock, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 10 nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock records of the corporation. Each such notice shall state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (5) that dividends on the shares to be redeemed shall cease to accrue on such redemption date. Notice having been mailed as aforesaid, from and after the redemption date (unless default shall be made by the corporation in providing money for the payment of the redemption price), (i) dividends on the shares of the Series B Preferred Stock so called for redemption shall cease to accrue, (ii) said shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as stockholders of the corporation (except the right to receive from the corporation the redemption price without interest thereon) shall cease. The corporation's obligation to provide moneys in accordance with the preceding sentence shall be deemed fulfilled if, on or before the redemption date, the corporation shall deposit with a bank or trust company (which may be an affiliate of the corporation) having an office in the Borough of Manhattan, City of New York, and having a capital and surplus of at least $50,000,000, funds necessary for such redemption, in trust, with irrevocable instructions that such funds be applied to the redemption of the shares of Series B Preferred Stock so called for redemption. Any interest accrued on such funds shall be paid to the corporation from time to time. Any funds so deposited and unclaimed at the end of two years from such redemption date shall be released or repaid to the corporation, after which, subject to any applicable laws relating to escheat or unclaimed property, the holder or holders of such shares of Series B Preferred Stock so called for redemption shall look only to the corporation for payment of the redemption price.

Upon surrender in accordance with said notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be redeemed by the corporation at the applicable redemption price aforesaid. If fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the corporation from outstanding shares of Series B Preferred Stock not previously called for redemption by lot or pro rata (as nearly as may be) or by any other method determined by the corporation in its sole discretion to be equitable. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

(6) **Shares to be Retired.** All shares of Series B Preferred Stock purchased or redeemed by the corporation shall be retired and canceled and shall be restored to the status of authorized but unissued shares of preferred stock, without designation as to series.

(7) **Ranking.** Any class or classes of stock of the corporation shall be deemed to rank:

(i) prior to the Series B Preferred Stock, as to dividends or as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series B Preferred Stock;

(ii) on a parity with the Series B Preferred Stock, as to dividends or as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series B Preferred Stock, if the holders of such class of stock and the Series B Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation prices, without preference or priority one over the other; and

(iii) junior to the Series B Preferred Stock, as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up, if such stock shall be Common Stock or Class B Stock or if the holders of Series B Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of shares of such stock.

(8) **Voting.** Except as herein provided or as otherwise from time to time required by law, holders of Series B Preferred Stock shall have no voting rights. Whenever, at any time or times, dividends payable on the shares of Series B Preferred Stock at the time outstanding shall be in arrears for such number of Dividend Periods, which Dividend Periods need not be consecutive, which shall in the aggregate contain not less than 540 days, the holders of Series B Preferred Stock shall have the exclusive right, voting separately as a class with holders of shares of any one or more other series of preferred stock ranking on a parity with the Series B Preferred Stock as to dividends, or on the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, to elect two directors of the corporation at the corporation's next annual meeting of stockholders and at each subsequent annual meeting of stockholders. At elections for such directors, each holder of Series B Preferred Stock shall be entitled to one vote for each share held (the holders of shares of any other series of preferred stock ranking on such a parity being entitled to such number of votes, if any, for each share of stock held as may be granted to them). Upon the vesting of such right of the holders of Series B Preferred Stock, the maximum authorized number of members of the Board of Directors shall automatically be increased by two and the two vacancies so created shall be filled by vote of the holders of outstanding Series B Preferred Stock (either alone or together with the holders of shares of any one or more other series of preferred stock ranking on such a parity and having like voting rights) as hereinafter set forth. The right of holders of Series B Preferred Stock, voting separately as a class, to elect (either alone or together with the holders of shares of any one or more other series of preferred stock ranking on such a parity and having like voting rights) members of the Board of Directors as aforesaid shall continue until such time as all dividends accumulated on Series B Preferred Stock shall have been paid in full, at which time such right shall terminate, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned.

If the office of any director elected by the holders of Series B Preferred Stock, voting as a class, becomes vacant by reason of death, resignation, retirement, disqualification or removal from office or otherwise, the remaining director elected by the holders of Series B Preferred Stock, voting as a class, may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred. Upon any termination of the right of the holders of Series B Preferred Stock to vote for directors as herein provided, the term of office of all directors then in office elected by Series B Preferred Stock, voting as a class, shall terminate immediately. Whenever the term of office of the directors elected by the holders of Series B Preferred Stock, voting as a class, shall so terminate and the special voting powers vested in the holders of Series B Preferred Stock shall have expired, the number of directors shall be such number as may be provided for in the By-Laws irrespective of any increase made pursuant to the provisions of this Section (8).

So long as any shares of the Series B Preferred Stock remain outstanding, the consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time given in person or by proxy, either in writing or at any special or annual meeting, shall be necessary to permit, effect or validate any one or more of the following:

(a) The authorization, creation or issuance, or any increase in the authorized or issued amount, of any class or series of stock ranking prior to Series B Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or

(b) The amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Certificate of Incorporation of the corporation, as amended, which would materially and adversely affect any right, preference or voting power of Series B Preferred Stock or of the holders thereof; *provided, however,* that any increase in the amount of authorized preferred stock or the creation and issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of preferred stock, in each case ranking on a parity with or junior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences or voting powers.

The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption, scheduled to be consummated within three months after such time.

(9) **Record Holders.** The corporation and the Transfer Agent may deem and treat the record holder of any shares of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the corporation nor the Transfer Agent shall be affected by any notice to the contrary.

FIFTH. The amount of capital with which the corporation will commence business is One Thousand Dollars ($1,000).

SIXTH. The corporation is to have perpetual existence.

SEVENTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH. The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation:

SECTION 1.

POWERS OF THE BOARD OF DIRECTORS.

1.1. **General.** In furtherance, and not in limitation, of the powers conferred by statute, the Board of Directors is expressly authorized:

(1) To make, alter or repeal the By-Laws of the corporation; to set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish the same in the manner in which it was created, and to fix and determine and to vary the amount of the working capital of the corporation; to determine the use and disposition of the working capital and of any surplus or net profits over and above the capital of the corporation determined as provided by law, and to fix the times for the declaration and payment of dividends; to authorize and cause to be executed mortgages and liens, without limit as to amount, upon the real and personal property of the corporation; and to fix and determine the fees and other compensation to be paid by the corporation to its directors;

(2) To determine from time to time whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation (other than the stock ledger), or any of them, shall be open to inspection of the stockholders; and no stockholder shall have any right to inspect any account, book or document of the corporation except as conferred by statute, unless authorized by a resolution of the stockholders or directors;

(3) To make donations for the public welfare or for charitable, scientific or educational purposes; and to cause the corporation to cooperate with other corporations or with natural persons, or to act alone, in the creation and maintenance of community funds or charitable, scientific, or educational instrumentalities, and to make donations for the public welfare or for charitable, scientific, or educational purposes; and

(4) To designate, by resolution passed by a majority of the entire Board, one or more committees, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution or in the By-Laws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.

1.2. **Powers Conferred by By-Laws.** The corporation may in its By-Laws confer powers upon its directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon them by the laws of the State of Delaware.

SECTION 2.

MEETING, OFFICERS AND BOOKS.

If the By-Laws so provide, the stockholders and the directors may hold their meetings, and the corporation may have one or more offices, outside the State of Delaware. The books of the corporation (subject to the provisions of the laws of the State of Delaware) may be kept outside of the State of Delaware at such places as from time to time may be designated by the Board of Directors.

SECTION 3.

VALIDITY OF CONTRACT.

No contract, transaction or act of the corporation shall be affected or invalidated by the fact that any of the directors of the corporation are in any wise interested in or connected with any other party to such contract, transaction or act or are themselves parties to such contract, transaction or act, provided that such interest shall be fully disclosed or otherwise known to the Board of Directors, or a majority thereof, at a meeting of the Board at which such contract, transaction or act is authorized, ratified or confirmed; and any such director may be counted in determining the existence of a quorum at any such meeting and may vote thereat in connection with such authorization, ratification or confirmation with like force and effect as if he were not so interested or connected or was not a party to such contract, transaction or act.

SECTION 4.

RATIFICATION.

The Board of Directors in its discretion may submit for approval, ratification or confirmation by the stockholders at any meeting thereof any contract, transaction or act of the Board or of any officer, agent or employee of the corporation, and any such contract, transaction or act which shall have been so approved, ratified or confirmed by the holders of Common Stock and holders of Class B Stock, voting as provided in subsection 1.6 of Article FOURTH hereof shall be as valid and binding upon the corporation and upon the stockholders thereof as though it had been approved and ratified by each and every stockholder of the corporation.

SECTION 5.

LIMITATION ON LIABILITY OF DIRECTORS; INDEMNIFICATION AND INSURANCE.

5.1. **Limitation on Liability of Directors.** A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the Delaware General Corporation Law or

(iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2. **Effect of Any Repeal or Modification of Subsection 5.1.** Any repeal or modification of subsection 5.1 of this Article EIGHTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

5.3. **Indemnification and Insurance.**

5.3a. **Right to Indemnification.** Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorney's fees, amounts paid or to be paid in settlement and excise taxes or penalties imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; *provided, however*, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article EIGHTH) only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article EIGHTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; *provided, however*, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article EIGHTH or otherwise.

5.3b. **Right of Claimant to Bring Suit.** If a claim which the corporation is obligated to pay under subsection 5.3a of this Article EIGHTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

5.3c. **Miscellaneous.** The provisions of this Section 5.3 of Article EIGHTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article EIGHTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

5.3d. **Non-Exclusivity of Rights.** The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article EIGHTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

5.3e. **Insurance.** The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

5.3f. **Indemnification of Agents of the Corporation.** The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article EIGHTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.

SECTION 6.

LIMITATION OF ACTIONS.

Every asserted right of action by or on behalf of the corporation or by or on behalf of any stockholder against any past, present or future member of the Board of Directors, or any committee thereof, or any officer or employee of the corporation or any subsidiary thereof, arising out of or in connection with any bonus, supplemental compensation, stock investment, stock option or other plan or plans for the benefit of any employee, irrespective of the place where such right of action may arise or be asserted and irrespective of the place of residence of any such director, member, officer or employee, shall cease and be barred upon the expiration of three years from the later of the following dates: (a) the date of any alleged act or omission in respect of which such right of action may be asserted to have arisen, or (b) the date upon which the corporation shall have made generally available to its stockholders information with respect to, as the case may be, the aggregate amount credited for a fiscal year to a bonus or supplemental compensation reserve, or the aggregate amount of awards in a fiscal year of bonuses or supplemental compensation, or the aggregate amount of stock optioned or made available for purchase during a fiscal year, or the aggregate amount expended by the corporation during a fiscal year in connection with any other plan for the benefit of such employees, to all or any part of which such asserted right of action may relate; and every asserted right of action by or on behalf of any employee, past, present or future, or any spouse, child, or legal representative thereof, against the corporation or any subsidiary thereof arising out of or in connection with any such plan, irrespective of the place where such asserted right of action may arise or be asserted, shall cease and be barred by the expiration of three years from the date of the alleged act or omission in respect of which such right of action shall be asserted to have arisen.

NINTH. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the law of the State of Delaware, and all rights of the stockholders herein are granted subject to this reservation.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 15, 2004

The proposal requests that the board amend the company's Certificate of Incorporation to grant holders of Common Stock "the right to nominate and elect 60% of the directors to be elected" to the board and grant holders of Class B stock "the right to nominate and elect 40% of the directors to be elected" to the board.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Grace K. Lee
Special Counsel